United Security Bancshares, Inc.

PARENT COMPANY OF FIRST UNITED SECURITY BANK

Annual Report 2001

UNITED SECURITY BANCSHARES, INC.

Directors

Dan R. Barlow
Linda H. Breedlove
Gerald P. Corgill
Wayne C. Curtis
John C. Gordon
William G. Harrison
Hardie B. Kimbrough
Jack W. Meigs
R. Terry Phillips
Ray Sheffield
James C. Stanley
Howard M. Whitted
Bruce N. Wilson

FIRST UNITED SECURITY BANK

Directors

Dan R. Barlow
Linda H. Breedlove
Gerald P. Corgill
Wayne C. Curtis
John C. Gordon
William G. Harrison
Hardie B. Kimbrough
Jack W. Meigs
R. Terry Phillips
Ray Sheffield
James C. Stanley
Howard M. Whitted
Bruce N. Wilson

ACCEPTANCE LOAN COMPANY

Directors

Jackie F. Ayers
Dan R. Barlow
William D. Morgan
R. Terry Phillips
Ray Sheffield
J. C. Stanley
Bruce N. Wilson

FIRST SECURITY COURIER CORPORATION

Directors

Brian R. Leathers
William D. Morgan
Larry M. Sellers

FUSB REINSURANCE, INC.

Directors

J. Daniel Matheson, III
Jack W. Meigs
R. Terry Phillips
Ray Sheffield
Bruce N. Wilson

Dear Shareholder:

The word *challenging*, when used to describe this past year, would certainly be an understatement. Never before in history has the Federal Reserve reduced rates as often and as much as in the past year. In just over eleven months, rates were cut eleven times for a total of 475 basis points. The national prime lending rate dropped from 9.5% to 4.75%.

The real challenge for our bank was to maintain a reasonable interest margin while many of our assets, both loans and investments, were repricing at lower rates or being called altogether, and deposit rates were declining at a much slower pace. Our finance company subsidiary, Acceptance Loan Company, although not reaching the performance levels we had anticipated, made significant improvements during this past year. In spite of these challenges, we feel that 2001 was another successful year for United Security Bancshares, Inc.

Return on average assets and return on equity were 1.28% and 9.72% respectively. Actual earnings for the year were $6,587,000, and without the cumulative effect of a change in accounting principle would have exceeded year 2000. Very real improvements in earnings began to show in the fourth quarter when net income exceeded fourth quarter 2000 by more than 50%.

Average assets for this past year were $516,305,000, an improvement of 5.0% over the previous year. Loan growth continued to be strong, increasing 7.8% to $318,453,000. Average deposits increased $14 million to $345,919,000 with a significant portion of that increase coming in the fourth quarter.

Acceptance Loan Company ("ALC"), though still not profitable at year-end, reduced the prior year's loss by more than $1.6 million. We have reduced the number of offices from 32 to 29 and will continue to make adjustments as necessary. We do feel that ALC is now positioned to begin realizing earnings within the near future.

Once again the year proved to be another record year in dividends declared for payment to our shareholders. Year 2001 payment of $1.02 per share represented an increase of more than 10% over the previous year.

Our stock repurchase plan, which was initiated last May, has also proven to be very successful. As of year-end, we had purchased 216,924 shares, approximately 61% of our target number. We continue to purchase shares as they become available as this has proven to be very beneficial to our remaining shareholders.

Once again, we must compliment the exceptional staff which makes this organization a very successful one. We are very fortunate to have such experienced and dedicated people who are committed to the ongoing success of United Security Bancshares, Inc.

Thank you again for your continued support and for the opportunity to serve you.

Sincerely,

Hardie B. Kimbrough
Chairman, Board of Directors

R. Terry Phillips
President and Chief Executive Officer

United Security Bancshares, Inc., a Delaware Corporation (herein referred to as "United Security", "United Security Bancshares" and the "Company"), is a bank holding company with its principal offices in Thomasville, Alabama. United Security operates a commercial banking subsidiary, First United Security Bank (the "Bank"). The Bank has seventeen banking offices located in Thomasville, Coffeeville, Fulton, Gilbertown, Grove Hill, Butler, Jackson, Brent, Centreville, Woodstock, Harpersville and Bucksville, Alabama. Its market area includes Clarke, Choctaw, Bibb and portions of Marengo, Sumter, Washington, Wilcox, Chilton, Hale, Monroe, Tuscaloosa, Shelby, Perry and Jefferson Counties in Alabama, as well as Clarke, Lauderdale, and Wayne Counties in Mississippi. United Security is also the parent company of First Security Courier Corporation ("FSCC"), an Alabama corporation. FSCC is a courier service organized to transport items for processing to the Federal Reserve for companies located in Southwest Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama Corporation. ALC is a finance company organized for the purpose of making consumer loans. ALC has twenty-nine offices located in Central and South Alabama, Northwest Florida, and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama.



ASSETS
(MILLIONS OF DOLLARS)
$550
500
450
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001

FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona Corporation and wholly-owned subsidiary of the Bank, reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and the primary third-party insurer retains the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

At December 31, 2001, United Security had consolidated assets of $523.1 million, deposits of $354.8 million, and shareholders' equity of $65.2 million. Total assets increased by $13.9 million, or 2.7%, in 2001. This increase is primarily attributed to the loan growth realized by the Bank. The Bank represents the funding source for ALC.

A high priority continues to be placed on efficiency and uniformity among the Bank's seventeen offices and ALC's twenty-nine offices in an effort to improve the delivery of services to their customers. The loan review process continues to receive strong emphasis in our quality-control program. Particular emphasis is being directed toward effective loan origination and credit quality control.

Delivery of the best possible services to customers remains an overall operational focus of the Bank. We recognize that attention to details and responsiveness to customers' desires are critical to customer satisfaction. The Bank continues to employ the most current technology, both in its financial services and in the training of its 290 full-time equivalent employees, to ensure customer satisfaction and convenience.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES
SELECTED FINANCIAL INFORMATION

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In Thousands of Dollars, Except Per Share Amounts)				
RESULTS OF OPERATIONS					
Interest Revenue	$ 47,776	$ 48,323	$ 44,919	$ 43,255	$ 37,648
Interest Expense	18,419	18,292	15,365	15,518	15,376
Net Interest Revenue	29,357	30,031	29,554	27,737	22,272
Provision for Loan Losses	5,255	6,837	4,305	3,187	1,710
Non-Interest Revenue	4,730	4,883	4,747	4,558	4,361
Non-Interest Expense	19,493	19,106	18,534	17,008	15,229
Income Before Income Taxes	9,339	8,971	11,462	12,100	9,694
Income Taxes	2,552	2,193	3,302	3,521	2,713
Net Income Before Cumulative Effect of a Change in Accounting Principle	$ 6,787	$ 6,778	$ 8,160	$ 8,579	$ 6,981
Cumulative Effect of a Change in Accounting Principle	$ (200)	$ 0	$ 0	$ 0	$ 0
Net Income After Cumulative Effect of a Change in Accounting Principle	$ 6,587	$ 6,778	$ 8,160	$ 8,579	$ 6,981
Net Income Per Share:					
Basic	$ 1.89	$ 1.90	$ 2.29	$ 2.42	$ 1.97
Diluted	$ 1.88	$ 1.89	$ 2.28	$ 2.40	$ 1.96
Average Number of Shares Outstanding (000)	3,494	3,570	3,561	3,543	3,537
PERIOD END STATEMENT OF CONDITION					
Total Assets	$523,112	$509,165	$476,599	$450,073	$425,941
Loans, Net	332,994	296,941	276,172	235,060	215,897
Deposits	354,815	338,156	326,751	326,645	322,418
Shareholders' Equity	65,206	67,628	61,671	60,568	52,711
AVERAGE BALANCES					
Total Assets	$516,305	$491,580	$459,922	$439,080	$434,010
Average Earning Assets	486,615	454,055	424,074	408,506	402,271
Loans, Net	318,453	295,394	256,192	231,792	212,570
Deposits	345,919	331,877	328,263	320,958	345,442
Shareholders' Equity	67,736	63,604	61,140	57,409	50,164
PERFORMANCE RATIOS					
Net Income to:					
Average Total Assets	1.28%	1.38%	1.77%	1.95%	1.61%
Average Shareholders' Equity	9.72%	10.66%	13.35%	14.94%	13.92%
Average Shareholders' Equity to:					
Average Total Assets	13.12%	12.94%	13.29%	13.07%	11.55%
Dividend Payout Ratio	53.98%	48.47%	36.67%	31.40%	26.79%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and financial information are presented to aid in an understanding of the current financial position and results of operations of United Security Bancshares, Inc. ("United Security"), and should be read in conjunction with the Audited Financial Statements and Notes thereto included herein. The emphasis of this discussion will be on the years 2001, 2000, and 1999. All yields presented and discussed herein are based on the accrual basis and not on the tax-equivalent basis.

United Security is the parent holding company of First United Security Bank (the "Bank"). The Bank operates a finance company, Acceptance Loan Company, Inc. ("ALC"), that currently has twenty-nine offices in Alabama, Northwest Florida, and Southeast Mississippi. The Bank also owns a reinsurance company, FUSB Reinsurance, Inc. United Security also operates a courier company as a subsidiary, First Security Courier Corporation, which is in the business of delivering checks and documents to the Federal Reserve to aid in check clearing. This courier company performs courier services for the Bank as well as other companies in our market area.

At December 31, 2001, United Security had consolidated assets of approximately $523.1 million and operated seventeen banking locations in five counties. These seventeen locations contributed approximately $8.2 million to consolidated net income in 2001. The Bank's sole business is banking; therefore, loans and investments are its principal sources of income.

This discussion contains certain forward-looking statements with respect to the financial condition, results of operation and business of United Security and the Bank related to, among other things:

A. Trends or uncertainties which will impact future operating results, liquidity and capital resources and the relationship among those trends or uncertainties and nonperforming loans and other loans;

B. The diversification of product production among timber-related entities and the effect of that diversification on the Bank's concentration of loans to timber-related entities;

C. The composition of United Security's derivative securities portfolio and its interest rate hedging strategies and volatility caused by uncertainty over the economy, inflation and future interest rate trends;

D. The effect of the market's perception of future inflation and real returns and the monetary policies of the Federal Reserve Board on short- and long-term interest rates;

E. The effect of interest rate changes on liquidity and interest rate sensitivity management;

F. The amount of anticipated (i) net loan charge-offs, (ii) loans on a non-accrual basis, and (iii) derivative income; and

G. The expectations, beliefs, and plans of management as set forth in the letter to shareholders contained in this Annual Report.

These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

1) The perceived diversification in product production when the timber industry fails to protect the Bank from its concentration of loans to the timber industry as a result of, for example, the emergence of technological developments or market difficulties that affect the timber industry as a whole;

2) Periods of lower interest rates continue to accelerate the rate at which the underlying obligations of mortgage-backed securities and collateralized mortgage obligations are prepaid, thereby affecting the yield on such securities held by the Bank;

3) Inflation grows at a greater-than-expected rate with a material adverse effect on interest rate spreads and the assumptions' management of United Security has used in its interest rate hedging strategies and interest rate sensitivity gap strategies;

4) Rising interest rates adversely affect the demand for consumer credit; and

5) General economic conditions, either nationally or in Alabama, Mississippi and Florida, are less favorable than expected.

Critical Accounting Policies

The accounting principles followed by the Company and the methods of applying these principles conform with United States generally accepted accounting principles and with general practices within the banking industry. Critical accounting policies relate to securities, loans, allowance for loan losses, derivatives and hedging. A description of these policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized in Note 2, "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements."

Financial Condition

United Security's financial condition depends primarily on the quality and nature of the Bank's assets, liabilities, capital structure, the quality of its personnel, and prevailing market and economic conditions.

The majority of the assets and liabilities of a financial institution are monetary and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets and inventories. Inflation has an important impact on the growth of total assets in the banking industry, resulting in the need to increase equity capital at rates greater than the applicable inflation rate in order to maintain an appropriate equity to asset ratio. Also, the category of other expenses tends to rise during periods of general inflation.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama Corporation. ALC is a finance company organized for the purpose of making consumer loans. The Bank is ALC's only source of funds, and ALC's funding makes up approximately $83.9 million of the Bank's loans. ALC reported a net loss of $1.4 million for the year ended December 31, 2001, due to unsatisfactory loan portfolio performance. This is an improvement over the $3.0 million loss in 2000.

Management believes the most significant factor in producing quality financial results is the Bank's ability to react properly and in a timely manner to changes in interest rates. Management, therefore, continues to maintain a more balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations. The following table reflects the distribution of average assets, liabilities, and shareholders' equity for each of the three years ended December 31, 2001, 2000, and 1999.

Distribution of Assets, Liabilities, and Shareholders' Equity, with Interest Rates and Interest Differentials

	December 31,								
	2001			2000			1999		
	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %
	(In Thousands of Dollars, Except Percentages)								
ASSETS									
Interest Earning Assets:									
Loans (Note A)	$318,453	$37,230	11.69%	$295,394	$37,069	12.55%	$256,192	$33,776	13.18%
Taxable Investments (Note B)	143,795	9,164	6.37%	132,650	9,604	7.24%	140,387	9,498	6.77%
Non-Taxable Investments	21,082	1,270	6.02%	22,780	1,445	6.34%	25,029	1,528	6.10%
Federal Funds Sold	3,285	112	3.41%	3,231	205	6.34%	2,466	117	4.74%
Total Interest-Earning Assets	486,615	47,776	9.82%	454,055	48,323	10.64%	424,074	44,919	10.59%
Non-Interest Earning Assets:									
Other Assets	29,690			37,525			35,848		
Total	$516,305			$491,580			$459,922		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand Deposits	$ 60,615	$ 1,002	1.65%	$ 58,732	$ 1,182	2.01%	$ 59,885	$ 1,225	2.05%
Savings Deposits	40,292	899	2.23%	39,591	1,020	2.58%	39,896	1,026	2.57%
Time Deposits	206,128	11,537	5.60%	193,157	11,065	5.73%	188,170	9,932	5.28%
Other Liabilities	96,837	4,982	5.14%	86,470	5,025	5.81%	62,700	3,182	5.07%
Total Interest-Bearing Liabilities	403,872	18,420	4.56%	377,950	18,292	4.84%	350,651	15,365	4.38%
Non-Interest Bearing Liabilities:									
Demand Deposits	38,884			40,397			40,312		
Other Liabilities	5,813			9,629			7,819		
Shareholders' Equity	67,736			63,604			61,140		
Total	$516,305			$491,580			$459,922		
Net-Interest Income (Note C)		$29,356			$30,031			$29,554	
Net Yield on Interest-Earning Assets			6.03%			6.61%			6.97%

Note A — For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding.

Note B — Taxable investments include all held-to-maturity, available-for-sale, and trading account securities.

Note C — Loan fees of $2,932,596, $2,513,817, and $1,880,997 for 2001, 2000, and 1999, respectively, are included in interest income amounts above.

Loans and Allowances for Loan Losses

Total loans outstanding increased by $36.3 million in 2001 with $346.1 million outstanding at year-end. Real estate loans increased by $36.4 million to $217.0 million outstanding at December 31, 2001. Real estate loans made up 62.7% of total gross loans at year-end 2001. Construction activity in the trade areas continues to be predominately commercial. The Company continues to offer a home equity loan and a long-term fixed-rate mortgage loan program. Acceptance Loan Company is a wholly-owned subsidiary of First United Security Bank. ALC was organized in 1995 primarily to make consumer loans. ALC grew from three offices with $1.9 million in total loans outstanding at December 31, 1995, to thirty-two offices at December 31, 2000. The total number of ALC offices was reduced to twenty-nine prior to year-end 2001, with twenty-three offices located in Alabama, four in Mississippi and two in Florida. At December 31, 2001, combined loans from these offices totaled $79.8 million and made up 24% of total loans of the Bank.

Real estate loans consist of construction loans to both businesses and individuals. These loans relate to residential and commercial development, commercial buildings and apartment complexes. Real estate loans also consist of other loans secured by real estate such as one-to-four family dwellings including mobile homes, loans on land only, multi-family dwellings, non-farm non-residential real estate and home equity loans. ALC had a total of $34 million in real estate loans or 15.7% of total real estate loans at year-end 2001.

NET LOANS
(MILLIONS OF DOLLARS)



$350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
1996
1997
1998
1999
2000
2001

Commercial loans totaled $45.3 million at December 31, 2001. These loans increased $3.8 million or 9.2% from December 31, 2000.

Consumer installment loans totaled $83.8 million at December 31, 2001, compared to $87.7 million at December 31, 2000. This decrease of $3.9 million or 4.5% reflects overall reduction in loans made by ALC and a continued emphasis on loans secured by real estate. The consumer loans include loans to individuals for household, family and other personal expenditures including credit cards and other related credit plans. Consumer installment loans by ALC represent $51.5 million or 61.5% of total consumer installment loans. The yields on these loans average over 20.9% A.P.R. and enhance the Bank's net interest margin.

The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio and changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary they are reported in earnings during periods they become known.

The Bank's loan policy requires immediate recognition of a loss if significant doubt exists as to the repayment of the principal balance of a loan. Consumer installment loans at the Bank and ALC are generally recognized as losses if they become 90 days and 120 days delinquent, respectively. The only exception to this policy occurs when the underlying value of the collateral or the customer's financial position makes a loss unlikely.

A credit review of the Bank's individual loans is conducted periodically by branch and by loan officer. A risk rating is assigned to each loan and is reviewed at least annually. In assigning risk, management takes into consideration the capacity of the borrower to repay, collateral values, current economic conditions and other factors.

Loan officers and other personnel handling loan transactions undergo frequent training dedicated to improving the credit quality as well as the yield of the loan portfolio. The Bank utilizes a written loan policy, which attempts to guide lending personnel in maintaining consistent underwriting standards. This policy is intended to aid loan officers and lending personnel in making sound credit decisions and to assure compliance with state and federal regulations.

In order to better manage credit risk, ALC carefully oversees its portfolio through formal underwriting standards, monitoring of customer payments and active follow-up. ALC assesses the adequacy of the allowance for loan losses on an aggregate level based upon recent delinquency status and estimates of inherent loss from historical experience within these portfolios. This policy was revised during 2000 to reflect the changing mix of loans in the company. ALC now concentrates more on loans secured by real estate and places less emphasis on automobile loans.

The following table shows the Bank's loan distribution as of December 31, 2001, 2000, 1999, 1998, and 1997.

	December 31,				
	2001	2000	1999	1998	1997
	(In Thousands of Dollars)				
Commercial, Financial and Agricultural	$ 45,345	$ 41,507	$ 39,996	$ 35,444	$ 35,036
Real Estate	216,979	180,627	156,979	123,264	126,824
Installment	83,783	87,713	90,599	86,282	61,822
Less: Unearned Interest, Commissions & Fees	6,523	6,377	5,823	4,941	3,738
Total	$339,584	$303,470	$281,751	$240,049	$219,944

The amounts of total loans (excluding installment loans) outstanding at December 31, 2001, which, based on the remaining scheduled repayments of principal, are due in (1) one year or less, (2) more than one year but within five years, and (3) more than five years, are shown in the following table.

	Maturing			
	Within One Year	After One But Within Five Years	After Five Years	Total
	(In Thousands of Dollars)			
Commercial, Financial, and Agricultural	$ 33,764	$ 9,308	$ 2,273	$ 45,345
Real Estate - Mortgage	91,927	51,364	73,688	216,979
Total	$125,691	$60,672	$75,961	$262,324

Variable rate loans totaled approximately $56.5 million and are included in the one-year category.

The Bank and ALC ended the year with an allowance for loan losses of $6.6 million, an increase of approximately $100,000 over year-end 2000. Total loans charged off in 2001 totaled $6.0 million. Recoveries on loans previously charged off totaled $855,627, resulting in net charge-offs of $5.2 million. Net charge-offs for 2000 totaled $5.9 million. Management allocated and charged to operations $5.3 million in 2001 as an addition to the allowance for loan losses. This compares to $6.8 million charged to operations for 2000. Of this amount, $4.4 million was allocated from ALC operations and $.9 million from the Bank. Net loan charge-offs as a percentage of average loans decreased from 1.99% in 2000 to 1.63% in 2001 primarily due to improved credit quality related to ALC's portfolio.

Non-Performing Assets

The following table presents information on non-performing loans and real estate acquired in settlement of loans.

	December 31,				
	2001	2000	1999	1998	1997
	(In Thousands of Dollars)				
Non-Performing Assets:					
Loans Accounted for on a Non-Accrual Basis	$2,595	$2,104	$1,725	$3,460	$1,488
Accruing Loans Past Due 90 Days or More	2,346	2,237	1,347	1,610	1,285
Real Estate Acquired in Settlement of Loans	1,342	860	286	215	506
Total	$6,283	$5,201	$3,358	$5,285	$3,279
Percent of Net Loans and Other Real Estate	1.84%	1.75%	1.21%	2.25%	1.52%

Accruing loans past due 90 days or more at December 31, 2001, totaled $2.3 million. These loans are secured, and, taking into consideration the collateral value and the financial strength of the borrowers, management believed there would be no loss in these accounts and allowed the loans to continue accruing. Loans past due 90 days originated by ALC totaled $1.4 million at December 31, 2001, or 60.9% of all loans past due 90 days and more and still accruing.

At December 31, 2001, the Bank had one loan considered to be impaired. The amount of this loan, which is on non-accrual, is $335,317, and the related allowance is $167,658. The average recorded investment in impaired loans during the year ended December 31, 2001, was approximately $360,000. For the year ended December 31, 2001, the Bank recognized no interest income on the impaired loan. The Bank had approximately $365,000 considered to be impaired at December 31, 2000.

In the opinion of management, non-performing loans and any other loans which have been classified for regulatory purposes do not represent or result from trends or uncertainties which will materially impact future operating results, liquidity, or capital resources. Management is not aware of information which would cause serious doubts as to the ability of borrowers to comply with present repayment terms. Non-performing assets as a percentage of net loans and other real estate was 1.84% at December 31, 2001. Loans past due 90 days or more and still accruing are reviewed closely by management and are allowed to continue accruing only when underlying collateral values and management's belief that the financial strength of the borrowers is sufficient to protect the Bank from loss. If at any time management determines there may be a loss of interest or principal, these loans will be changed to non-accrual and their asset value downgraded. Through frequent training, our lending officers are directed by the Bank's and ALC's written loan policy to make loans within our trade area, to obtain adequate down payments on purchase-money transactions, and to lend within policy guidelines on other transactions. In addition, the Bank's loan review officer and ALC's management conducts an independent review of individual loans by branch and officer.

The Bank discontinues the accrual of interest on a loan when management has reason to believe the financial condition of the borrower has deteriorated so that the collection of interest is in doubt. When a loan is placed on non-accrual, all unpaid accrued interest is reversed against current income unless the collateral securing the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans is generally either applied against the principal or recognized on a cash basis, according to management's judgment as to whether the borrower can ultimately repay the loan. A loan may be restored to accrual status if the obligation is brought current, performs in accordance with the contract for a reasonable period, and if management determines that the repayment of the total debt is no longer in doubt. Non-accrual loans totaled $2.6 million. This is an increase over $2.1 million reported in 2000 and $1.7 million reported in 1999.

Allocation of Allowance for Loan Losses

The following table shows an allocation of the allowance for loan losses for each of the five years indicated.

	December 31,									
	2001		2000		1999		1998		1997	
	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans In Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans	Allowance Allocation	Percent of Loans in Each Category to Total Loans
	(In Thousands of Dollars)									
Commercial, Financial, and Agricultural	$ 587	13%	$ 980	14%	$ 837	14%	$ 748	15%	$1,416	16%
Real Estate	973	63%	653	59%	558	55%	499	50%	405	57%
Installment	5,030	24%	4,896	27%	4,184	31%	3,742	35%	2,225	27%
Total	$6,590	100%	$6,529	100%	$5,579	100%	$4,989	100%	$4,046	100%

The allowance for loan losses is established by risk group as follows:

Large classified loans, non-accrual loans, and impaired loans are evaluated individually with specific reserves allocated based on management's review.

Smaller non-accrual and adversely classified loans are assigned a portion of the allowance based on loan grading. Smaller past due loans are assigned a portion of the allowance using a formula that is based on the severity of the delinquency.

The remainder of the portfolio is also allocated a portion of the allowance based on past loss experience and the economic conditions for the particular loan portfolio. Allocation weights are assigned based on the Bank's historical loan loss experience in each category, although a higher allocation weight may be used if current conditions indicate that the loan losses may exceed historical experience.

The final portion of the allowance is for inherent losses which may exist as of the valuation date even though they may not have been identified by the more objective processes used for the portion of the allowance described above. This portion of the allowance is particularly subjective and requires judgments based upon qualitative factors which do not lend themselves to exact mathematical calculations. Some of the factors considered are changes in credit concentrations, loan mix, changes in underwriting practices, historical loss experience, and the general economic environment in the Company's markets. While the total allowance is described as consisting of the portions described above, both portions are available to support inherent losses in the loan portfolio.

The table above is based in part on the loan portfolio make-up, the Bank's internal risk evaluation, historical charge-offs, past-due loans, non-accrual loans and management's judgment. The portion of the allowance that has not been identified by the Bank as related to specific loan categories has been allocated to the individual loan categories on a pro rata basis for purposes of the table above.

Net charge-offs as shown in the "Summary of Loan Loss Experience" table below indicates the trend for the last five years.

Summary of Loan Loss Experience

This table summarizes the Bank's loan loss experience for each of the five years indicated.

	December 31,				
	2001	2000	1999	1998	1997
	(In Thousands of Dollars)				
Balance at Beginning of Period	$ 6,529	$ 5,579	$ 4,989	$ 4,046	$ 3,134
Charge-Offs:					
Commercial, Financial, and Agricultural	(413)	(89)	(94)	(94)	(299)
Real Estate — Mortgage	(303)	(199)	(116)	(111)	(20)
Installment	(5,307)	(6,170)	(4,232)	(2,373)	(694)
Credit Cards	(27)	(23)	(30)	(11)	(26)
	(6,050)	(6,481)	(4,472)	(2,589)	(1,039)
Recoveries:					
Commercial, Financial, and Agricultural	29	20	66	20	110
Real Estate — Mortgage	21	7	21	15	18
Installment	798	554	418	305	107
Credit Cards	8	13	9	5	6
	856	594	514	345	241
Net Charge-Offs (Deduction)	(5,194)	(5,887)	(3,958)	(2,244)	(798)
Additions Charged to Operations	5,255	6,837	4,305	3,187	1,710
Allowances Acquired	0	0	243*	0	0
Balance at End of Period	$ 6,590	$ 6,529	$ 5,579	$ 4,989	$4,046
Ratio of Net Charge-Offs During Period to Average Loans Outstanding	1.63%	1.99%	1.54%	0.97%	0.38%

* Acquisitions by ALC in 1999.

Non-Accruing Loans

Summarized below is information concerning the income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

	December 31,		
	2001	2000	1999
	(In Thousands of Dollars)		
Total Loans Accounted for on a Non-Accrual Basis	$2,595	$2,104	$1,725
Interest Income that Would Have Been Recorded Under Original Terms	$ 214	$ 194	$ 247
Interest Income Reported and Recorded During The Year	$ 64	$ 30	$ 211

Total loans on non-accrual increased by $491,000 from December 31, 2000 to December 31, 2001. The majority of the loans in this category are in process of liquidation or management has commitments from the principals involved for reduction during the year. Underlying collateral values support those loans which are not already in liquidation. Management continues to emphasize asset quality and believes that at December 31, 2001, it has adequate reserves for losses inherent in this portion of the portfolio.

Lending officers and other personnel involved in the lending process receive ongoing training in compliance as well as asset quality. The Bank has no foreign loans. The Bank does not make loans on commercial property outside our market area without prior approval of the Board of Directors or the Directors' Loan Committee. The Bank is conservative in its lending directives.

Industry Concentration Factors

The Bank's trade area includes Clarke, Choctaw, Bibb, Tuscaloosa, and Shelby Counties in Alabama. In addition, parts of Chilton, Hale, Jefferson, Marengo, Monroe, Perry, Washington, Sumter and Wilcox Counties in Alabama as well as parts of Clarke, Lauderdale and Wayne Counties in Mississippi are included. There are several major paper mills in our trade area including the Alabama River Companies, Boise Cascade, Georgia Pacific and Weyerhauser. In addition, there are several sawmills, lumber companies, and pole and piling producers. The table below shows the dollar amount of loans made to timber and timber-related companies as of December 31, 2001. The amount of timber-related loans decreased from $36.0 million in 2000 to $30.7 million in 2001. The percentage of timber-related loans to gross loans decreased from 12.12% in 2000 to 9.22% in 2001.

Timber-Related Loans	Total Gross Loans	Percentage of Total Loans
$30.7 million	$346.1 million	8.87%

Management understands the concern about concentration of loans in timber and timber-related industries. However, we continue to feel these risks are reduced by the diversification of product production within these industries. Some of the mills and industries specialize in paper and pulp, some in lumber and plywood, some in poles and pilings, and others in wood and veneer. We do not believe that this concentration is excessive or that it represents a trend which might materially impact future earnings, liquidity, or capital resources of the Bank. Management realizes that the Bank is reasonably dependent on the economic health of the timber-related industries. The Bank continues to benefit from the area industries engaged in the growing, harvesting, processing and marketing of timber and timber-related products. The majority of the land in our trade area is used to grow pine and hardwood timber. Agricultural production loans make up less than 1% of the Bank's total loan portfolio.

Investments in Limited Partnerships

The Bank invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Bank accounts for the investments under either the equity or the cost method based on the percentage ownership and influence over operations. The Bank's interest in these partnerships was $4.7 million and $5.2 million for 2001 and 2000, respectively. Costs associated with the partnerships carried under the equity method amounted to approximately $535,000, $176,000, and $119,000 for 2001, 2000, and 1999, respectively. Management analyzes these investments annually for potential impairment. The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. The Bank had no remaining cash commitments to these partnerships at December 31, 2001. Although these investments are considered non-earning assets, they do contribute to the bottom line in the form of Federal income tax credits. These credits amounted to $626,000 in 2000 and are estimated to be approximately $681,000 for 2001. Also, operating losses related to these partnerships are available as deductions for taxes on the Bank's books.

Investment Securities Available-for-Sale and Derivative Instruments

Investment securities available-for-sale included U. S. governments and agencies of $3.1 million, mortgage-backed securities ("MBS") of $110.4 million, state, county and municipal securities of $19.6 million, and other securities of $5.7 million. The securities portfolio is carried at fair value, and it decreased $9.3 million from December 31, 2000, to December 31, 2001, as a result of an overall decrease in investments, net of increases in unrealized gains due to changes in the rate environment.

At December 31, 2001, approximately $28.4 million in collateral mortgage obligations ("CMO") held by the bank had floating interest rates which reprice monthly, and $37.7 million had fixed interest rates.

Because of their liquidity, credit quality and yield characteristics, the majority of the purchases of taxable securities have been purchases of agency guaranteed mortgage-backed obligations and collateralized mortgage obligations. The mortgage-backed obligations in which the Bank invests represent an undivided interest in a pool of residential mortgages or may be collateralized by a pool of residential mortgages ("mortgage-backed securities"). Mortgage-backed securities have yield and maturity characteristics corresponding to the underlying mortgages and are subject to principal prepayment, refinancing, or foreclosure of the underlying mortgages. Although maturities of the underlying mortgage loans may range up to 30 years, scheduled principal and normal prepayments substantially shorten the effective maturities. As of December 31, 2001, the investment portfolio had an estimated average effective maturity of 4.5 years.

The Bank held $5.5 million in securities which, at December 31, 2001, were designated high risk. $0.1 million of these securities were floating rate, and $5.4 million were inverse floating rate securities. These securities were purchased and/or are being held to hedge certain areas of interest rate risk in the portfolio and balance sheet. There were unrealized losses in this portion of the portfolio at December 31, 2001, of $53,386.

SECURITIES
(MILLIONS OF DOLLARS)


$200
180
160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001

The overall securities portfolio is formally monitored on a monthly basis, and assessments are continually made relative to the Bank's exposure to fluctuations in interest rates. Changes in the level of earnings and fair values of securities are generally attributable to fluctuations in interest rates, as well as volatility caused by general uncertainty over the economy, inflation, and future interest rate trends. MBS and CMOs present some degree of additional risk in that mortgages collateralizing these securities can be prepaid, thereby affecting the yield and market value of the portfolio.

The composition of the Bank's investment portfolio reflects the Bank's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Bank's investment strategy are to maintain an appropriate level of liquidity and provide a tool to assist in controlling the Bank's interest rate position while at the same time producing adequate levels of interest income.

Fair market values of securities vary significantly as interest rates change. The gross unrealized gains and losses in the securities portfolio are not expected to have a material impact on future income, liquidity or other funding needs. There were net unrealized gains (net of taxes) of $1.3 million in the securities portfolio on December 31, 2001, versus net unrealized gains (net of taxes) of $670,000 one year ago.

The Bank has used certain derivative products for hedging purposes. These include interest rate swaps and caps. The use and detail regarding these products are fully discussed under "Liquidity and Interest Rate Sensitivity Management" and in Note 18 in the "Notes to Consolidated Financial Statements." The fair value of the Bank's derivative financial instruments was not reflected on the consolidated statement of condition as of December 31, 2000. The Bank adopted the provisions of Statement of Financial Accounting Standards No. 133, as amended, effective January 1, 2001, as required by the Financial Accounting Standards Board. On that date, the Bank reassessed and designated derivative instruments used for risk management as fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting treatment, as appropriate. On January 1, 2001, the Bank had derivatives with a notional value of $69,000,000. In conjunction with the adoption of SFAS No. 133, the Bank recorded a transition adjustment of $24,000, net of taxes, to accumulated other comprehensive income and recorded a cumulative effect adjustment to earnings of $200,000 to reflect the fair value of such instruments on January 1, 2001.

Investment Securities Available-for-Sale

The following table sets forth the amortized costs of investment securities as well as their fair value and related unrealized gains or losses at the dates indicated.

	December 31, 2001	2000	1999
	(In Thousands of Dollars)		
Investment Securities Available-for-Sale:			
U.S. Treasury and Agency Securities	$ 3,027	$ 4,774	$ 2,891
Obligations of States, Counties, and Political Subdivisions	19,402	21,687	24,550
Mortgage-Backed Securities	108,693	115,568	129,737
Other Securities	5,606	5,017	3,501
Total Book Value	136,728	147,046	160,679
Net Unrealized Gains/Losses	2,114	1,072	(2,805)
Total Market Value	$138,842	$148,118	$157,874

Investment Securities Available-for-Sale Maturity Schedule

	Stated Maturity: Within One Year Amount	Yield	After One But Within Five Years Amount	Yield	After Five But Within Ten Years Amount	Yield	After Ten Years Amount	Yield
	(In Thousands of Dollars, Except Yields)							
Investment Securities Available-for-Sale:								
U.S. Treasury and Agency Securities	$ 110	6.50%	$1,012	7.00%	$ 2,009	6.99%	$ 0	0.00%
State, County and Municipal Obligations	3,158	10.74%	1,725	10.48%	3,843	9.26%	10,880	8.41%
Mortgage-Backed Securities	20	0.00%	581	6.88%	16,045	6.46%	93,728	6.51%
Preferred Stock	0	0.00%	0	0.00%	0	0.00%	607	5.74%
Total	$3,288	10.53%	$3,318	8.79%	$ 21,897	7.00%	$105,215	6.70%
Total Securities With Stated Maturity							$133,718	6.90%
Equity Securities							5,124	6.61%
					TOTAL		$138,842	6.89%

Available-for-Sale Securities are stated at Market Value and Tax Equivalent Market Yields.

The maturities and weighted average yields of the investment securities available-for-sale at the end of 2001 are presented in the preceding table based on stated maturity. While the average stated maturity of the MBS (excluding CMOs) was 19.84 years, the average life expected was 5.18 years. The average stated maturity of the CMO portion of the portfolio was 17.74 years, and the average expected life was 2.68 years. The average expected life of investment securities available-for-sale was 4.31 years with an average tax equivalent yield of 6.89 percent.

Condensed Portfolio Maturity Schedule

Maturity Summary	Dollar Amount	Portfolio Percentage
Maturing in 3 months or less	$ 1,091,160	0.82%
Maturing in 3 months to 1 year	2,197,005	1.64
Maturing in 1 to 3 years	1,274,178	0.95
Maturing in 3 to 5 years	2,043,456	1.53
Maturing in 5 to 15 years	44,936,955	33.61
Maturing in over 15 years	82,174,975	61.45
Total	$133,717,729	100.00%

The following marketable equity securities have been excluded from the above Maturity Summary due to no stated maturity date.

Federal Home Loan Bank Stock	$ 4,805,600
Mutual Funds	$ 10,120
Other Marketable Equity Securities	$ 308,304

Condensed Portfolio Repricing Schedule

Repricing Summary	Dollar Amount	Portfolio Percentage
Repricing in 30 days or less	$ 29,769,567	22.26%
Repricing in 31 days to 1 year	2,653,719	1.99
Repricing in 1 to 3 years	1,274,178	0.95
Repricing in 3 to 5 years	2,043,456	1.53
Repricing in 5 to 15 years	37,732,328	28.22
Repricing in over 15 years	60,244,481	45.05
Total	$133,717,729	100.00%
Repricing in 30 days or less does not include:		
Mutual Funds	$ 10,120	
Repricing in 31 days to 1 year does not include:		
Federal Home Loan Bank Stock	$ 4,805,600	
Other Marketable Equity Securities	$ 308,304	

The tables above reflect all securities at market value on December 31, 2001.

Security Gains and Losses

Non-interest income from securities transactions, trading account transactions and associated option premium income increased in 2001 compared to 2000, as can be seen in the table below. The majority of the profits realized in 2001 were generated through the sale of securities. Gains in this area occurred in connection with the Bank's asset and liability management activities and strategies. Derivative income increased 39.03% from approximately $95,000 to $132,000.

The table below shows the associated net gains or (losses) for the periods 2001, 2000, and 1999.

	2001	2000	1999
Investment Securities	$178,634	$ 15,330	$533,806
Trading Account	(12,650)	112,003	0
Derivative Transactions	132,315	95,171	208,377
Total	$298,299	$222,504	$742,183

Volume of sales as well as other information on securities is further discussed in Note 3 in the "Notes to Consolidated Financial Statements."

Deposits

Average total deposits increased 4.2% in 2001 compared to 1.1% and 2.3% in 2000 and 1999, respectively. Management believes this deposit level continues to be affected by the competitive interest rate environment, and the availability of other low cost funding sources for the Bank.

Average non-interest bearing demand deposits have decreased 3.5% over the last three years. The ratio of average non-interest bearing deposits to average total deposits remained relatively steady in 2001 at 11.2% from 12.2% in 2000 and 12.3% in 1999.

Average interest-bearing transaction accounts have increased 1.4% during the last three years. Interest-bearing transaction accounts continue to be an important source of funds for the Bank, accounting for 17.5% of average total deposits in 2001.

Average time deposits increased by 6.7% in 2001, compared to an increase of 2.7% in 2000. Average time deposits represented 59.6% of the total average deposits in 2001 compared to 58.2% in 2000 and 57.3% in 1999.

Average savings deposits have increased 1.0% since 1999. Average savings increased 1.8% in 2001 compared to 2000. The ratio of average savings to average total deposits decreased to 11.6% in 2001 compared to 11.9% in 2000 and 12.2% in 1999.



DEPOSITS
(MILLIONS OF DOLLARS)
$360
330
300
270
240
210
180
150
120
90
60
30
0
1996
1997
1998
1999
2000
2001

The Bank's deposit base remains the primary source of funding for the Bank. These deposits represented 71.1% of the average earning assets in 2001 and 73.1% of the average earning assets in 2000. As seen in the following table, overall rates on the deposits decreased to 3.88% in 2001, compared to 4.00% in 2000 and 3.71% in 1999. Emphasis continues to be placed on attracting consumer deposits.

The sensitivity of the Bank's deposit rates to changes in market interest rates is reflected in its average interest rate paid on interest-bearing deposits. During 2001, market interest rates declined dramatically throughout the year. While the Bank's average interest rate paid on interest-bearing deposits followed this trend, a lag period exists between the change in market rates and the repricing of the deposits.

Management, as part of an overall program to emphasize the growth of transaction accounts, has introduced "on-line" banking and a bill paying program as well as enhancing the telephone banking product and the employee incentive plan. In addition, an increased effort is being placed on promotions, direct-mail campaigns and cross-selling efforts. This is being accomplished by remaining safe and sound, emphasizing our products, and providing quality service.

Other Interest-Bearing Liabilities - Other interest-bearing liabilities include all interest-bearing liabilities except deposits, such as federal funds purchased and Federal Home Loan Bank ("FHLB") advances. This category continues to be more fully utilized as an alternative source of funds as evidenced by the $10.4 million, or 12.0%, increase in average borrowing during 2001. The increase was due to a 15.2% increase in average long term advances from the FHLB. The advances from the FHLB are an alternative to funding sources with similar maturities such as certificates of deposit. These advances generally offer more attractive rates when compared to other mid-term financing options. Average federal funds purchased and securities sold under agreements to repurchase decreased from $2,313,251 in 2000 to $0 in 2001. For additional information and discussion of the borrowings, refer to Notes 8 and 9 of the "Notes to Consolidated Financial Statements."

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits is summarized for the periods in the following table.

	December 31,					
	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
	(In Thousands of Dollars, Except Percentages)					
Non-Interest Bearing DDA	$ 38,884		$ 40,397		$ 40,312	
Interest-Bearing DDA	60,615	1.65%	58,732	2.01%	59,885	2.05%
Savings Deposits	40,292	2.23%	39,591	2.58%	39,896	2.57%
Time Deposits	206,128	5.60%	193,157	5.73%	188,170	5.28%
Total	$345,919	3.88%	$331,877	4.00%	$328,263	3.71%

Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 2001, are summarized as follows:

Maturities	Time Certificates of Deposit	Other Time Deposits	Total
	(In Thousands of Dollars)		
3 Months or Less	$13,875,388	$6,987,457	$20,862,845
Over 3 Through 6 Months	18,209,611	0	18,209,611
Over 6 Through 12 Months	12,621,561	0	12,621,561
Over 12 Months	14,114,760	0	14,114,760
Total	$58,821,320	$6,987,457	$65,808,777

Short-Term Borrowings

Purchased funds can be used to satisfy daily funding needs, and when advantageous, for arbitrage. The following table shows information for the last three years regarding the Bank's short- and long-term borrowings consisting of U. S. Treasury demand notes included in its Treasury, Tax, and Loan Account, securities sold under repurchase agreements, Federal Fund purchases (one-day purchases), and other borrowings from the Federal Home Loan Bank.

	Short-Term Borrowings Maturity Less Than One Year	Long-Term Borrowings Maturity One Year or Greater
	(In Thousands of Dollars)	
Year Ended December 31,:		
2001	$ 355	$95,992
2000	1,128	96,110
1999	16,453	65,729
Weighted Average Interest Rate at Year-End:		
2001	1.39%	4.35%
2000	5.66%	5.61%
1999	5.34%	5.40%
Maximum Amount Outstanding at Any Month's End:		
2001	$ 2,052	$96,095
2000	17,900	96,110
1999	16,453	65,788
Average Amount Outstanding During the Year:		
2001	$ 792	$96,045
2000	3,193	83,402
1999	4,898	57,781
Weighted Average Interest Rate During the Year:		
2001	3.63%	5.16%
2000	6.59%	5.77%
1999	5.19%	5.07%

Balances in these accounts fluctuate on a day-to-day basis. Rates on these balances also fluctuate daily, but as reflected in the chart above, they generally depict the current interest rate environment.

Shareholders' Equity

United Security has always placed great emphasis on maintaining its strong capital base. At December 31, 2001, shareholders' equity totaled $65.2 million, or 12.5% of total assets compared to 13.3% and 12.9% for year-end 2000 and 1999, respectively. This level of equity indicates to United Security's shareholders, customers and regulators that United Security is financially sound and offers the ability to sustain an appropriate degree of leverage to provide a desirable level of profitability and growth.

Over the last three years shareholders' equity grew from $60.6 million at the beginning of 1999 to $65.2 million at the end of 2001. This growth was the result of internally-generated retained earnings, with the exception of approximately $776,000 from stock options being exercised. Shareholders' equity was also impacted by the net change in accumulated other comprehensive income. In 2000 this adjustment was a $2.4 million increase, while in 2001 the increase was $292,602. The most significant impact on shareholders' equity in 2001, however, was the stock repurchase plan United Security initiated in May of 2001. At year-end 2001 a total of 216,924 shares were repurchased as treasury stock reducing shareholders' equity by $5.9 million.

While the stock repurchase plan has reduced total shareholders' equity, United Security's capital base remains a source of strength as noted above, and the internal capital generation rate (net income less cash dividends as a percentage of average shareholders' equity) remains favorable at 4.5% in 2001, 5.5% in 2000 and 7.4% in 1999.



SHAREHOLDERS' EQUITY
(MILLIONS OF DOLLARS)
$70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001

United Security is required to comply with capital adequacy standards established by the Federal Reserve and FDIC. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specified risk weighting factor. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The banking regulatory agencies have also adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of 3% of Tier 1 Capital to total assets less goodwill (the "leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of 1% or 2% higher than the minimum 3% level.

The minimum standard for the ratio of total capital to risk-weighted assets is 8%. At least 50% of that capital level must consist of common equity, undivided profits, and non-cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital"). The remainder ("Tier II Capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt, and a limited amount of the allowance for loan losses. The sum of Tier 1 Capital and Tier II Capital is "total risk-based capital".

The following chart summarizes the applicable regulatory capital requirements. United Security's capital ratios at December 31, 2001, substantially exceeded all regulatory requirements.

Risk-Based Capital Requirements

	Minimum Regulatory Requirements	United Security's Ratio at December 31, 2001
Total Capital to Risk-Adjusted Assets	8.00%	16.49%
Tier I Capital to Risk-Adjusted Assets	4.00%	15.23%
Tier I Leverage Ratio	3.00%	11.64%

Total capital also has an important effect on the amount of FDIC insurance premiums paid. Lower capital ratios can cause the rates paid for FDIC insurance to increase. United Security plans to maintain the capital necessary to keep FDIC insurance rates at a minimum.

United Security attempts to balance the return to shareholders through the payment of dividends with the need to maintain strong capital levels for future growth opportunities. Total cash dividends declared were $3.6 million or $1.02 per share in 2001 compared to $.92 per share in 2000 and $.84 per share in 1999. The total cash dividends represented a payout ratio of 53.98% in 2001 with payout ratio of 48.5% and 36.7% in 2000 and 1999, respectively. This is the thirteenth consecutive year that United Security has increased cash dividends.



CASH DIVIDENDS
$1.10
1.00
.90
.80
.70
.60
.50
.40
.30
.20
.10
0
1996
1997
1998
1999
2000
2001



EARNINGS PER SHARE
$2.60
2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
0
1996
1997
1998
1999
2000
2001



RETURN ON AVERAGE EQUITY
16%
14%
12%
10%
8%
6%
4%
2%
0%
1996
1997
1998
1999
2000
2001

Ratio Analysis

The following table presents operating and equity performance ratios for each of the last three years.

	Year Ended December 31,		
	2001	2000	1999
Return on Average Assets	1.28%	1.38%	1.77%
Return on Average Equity	9.72%	10.66%	13.35%
Cash Dividend Payout Ratio	53.98%	48.47%	36.67%
Average Equity to Average Assets Ratio	13.12%	12.94%	13.29%

Liquidity and Interest Rate Sensitivity Management

The primary function of asset and liability management is to assure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities. Liquidity management involves the ability to meet day-to-day cash flow requirements of the Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves. Interest rate risk management focuses on the maturity structure of assets and liabilities and their repricing characteristics during changes in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on the net interest margin.

The asset portion of the balance sheet provides liquidity primarily from loan principal payments and maturities and through sales, maturities, and principal payments from the investment portfolio. Other short-term investments such as Federal Funds Sold are additional sources of liquidity. Loans maturing or repricing in one year or less amounted to $146.5 million at December 31, 2001.

Investment securities maturing or repricing in the same time frame totaled $32.4 million or 24.3% of the investment portfolio at year-end 2001. In addition, principal payments on MBO totaled $44.6 million in 2001.

The liability portion of the balance sheet provides liquidity through interest bearing and non-interest bearing deposit accounts. Federal Funds purchased, securities sold under agreements to repurchase, short-term, and long-term borrowings are additional sources of liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure.

Although the majority of the securities portfolio has stated maturities longer than 10 years, the entire portfolio consists of securities that are readily marketable and which are easily convertible into cash. However, management does not necessarily rely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment, etc. Instead, these activities are funded by cash flows from operating activities and increases in deposits and short-term borrowings. The proceeds from sales and maturities of investments have been used to either purchase additional investments or to fund loan growth.

The Bank, at December 31, 2001, had long-term debt and short-term borrowings that, on average, represent 19.0 percent of total liabilities and equity.

The Bank currently has up to $130.1 million in borrowing capacity from the Federal Home Loan Bank and $48 million in established Federal Funds Lines.

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames during which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity, during the life of the instruments. Sensitivity is measured as the difference between the volume of assets and the volume of liabilities in the current portfolio that are subject to repricing in future time periods. These differences are known as interest sensitivity gaps and are usually calculated for segments of time and on a cumulative basis.

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thus affecting net interest income. It should be noted, therefore, that a matched interest-sensitive position by itself will not ensure maximum net interest income. Management continually evaluates the condition of the economy, the pattern of market interest rates, and other economic data to determine the types of investments that should be made and at what maturities. Using this analysis, management from time to time assumes calculated interest sensitivity gap positions to maximize net interest income based upon anticipated movements in general levels of interest rates.

Measuring Interest Rate Sensitivity: Gap analysis is a technique used to measure interest rate sensitivity at a particular point in time, an example of which is presented below. Assets and liabilities are placed in gap intervals based on their repricing dates. Assets and liabilities for which no specific repricing dates exist are placed in gap intervals based on management's judgment concerning their most likely repricing behaviors. Derivatives used in interest rate sensitivity management are also included in the applicable gap intervals.

A net gap for each time period is calculated by subtracting the liabilities repricing in that interval from the assets repricing. A positive gap—more assets repricing than liabilities—will benefit net interest income if rates are rising and will detract from net interest income in a falling rate environment. Conversely, a negative gap—more liabilities repricing than assets—will benefit net interest income in a declining interest rate environment and will detract from net interest income in a rising interest rate environment.

Gap analysis is the simplest representation of the Bank's interest rate sensitivity. However, it cannot reveal the impact of factors such as administered rates (e.g., the prime lending rate), pricing strategies on consumer and business deposits, changes in balance sheet mix, or the effect of various options embedded in balance sheet instruments.

The accompanying table shows the Bank's rate sensitive position at December 31, 2001, as measured by gap analysis. Over the next 12 months approximately $32.2 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates at least once. This analysis indicated that the Bank has a negative gap within the next 12-month range.

Interest Rate Sensitivity Analysis

	December 31, 2001 (In Thousands of Dollars)						
	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years	Non-Rate Sensitive	Total
Earning Assets:							
Loans (Net of Unearned Income)	$ 88,157	$ 58,358	$146,515	$102,699	$ 90,370	$ 0	$339,584
Investment Securities	35,945	26,263	62,208	57,651	18,983	0	138,842
Interest-Bearing Deposits in Other Banks	12,522	0	12,522	0	0	0	12,522
Total Earning Assets	$136,624	$ 84,621	$221,245	$160,350	$109,353	0	$490,948
Percent of Total Earning Assets	27.8%	17.2%	45.1%	32.7%	22.3%	0%	100.0%
Interest-Bearing Liabilities:							
Interest-Bearing Deposits and Liabilities							
Demand Deposits (1)	$ 13,012	$ 0	$ 13,012	$ 52,046	$ 0	$ 0	$ 65,058
Savings Deposits (1)	8,239	0	8,239	32,954	0	0	41,193
Time Deposits	58,832	96,851	155,683	49,467	0	0	205,150
Other Liabilities	75,384	87	75,471	20,876	0	0	96,347
Non-Interest-Bearing Liabilities							
Demand Deposits	1,085	0	1,085	0	0	42,329	43,414
Equity	0	0	0	0	0	39,786	39,786
Total Funding Sources	$156,552	$ 96,938	$253,490	$155,343	$ 0	$ 82,115	$490,948
Percent of Total Funding Sources	31.9%	19.7%	51.6%	31.6%	0%	16.7%	100.0%
Interest Sensitivity Gap (Balance Sheet)	$(19,928)	$(12,317)	$(32,245)	$ 5,007	$109,353	$(82,115)	$ 0
Derivative Instruments	$ 17,000	$ 0	$ 17,000	$ 0	$ 0	$(17,000)	$ 0
Interest Sensitive Gap	$ (2,928)	$(12,317)	$(15,245)	$ 5,007	$109,353	$(99,115)	$ 0
Cumulative Interest-Sensitive Gap	$ (2,928)	$(15,245)	$ N/A	$(10,238)	$ 99,115	0	$ 0

	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years Non-Rate Sensitive	Total
Ratio of Earning Assets to Funding Sources and Derivative Instruments	0.98%	0.87%	0.94%	1.03%	1.10%	1.00%
Cumulative Ratio	0.98%	0.94%	N/A	0.97%	1.00%	1.00%

(1) Management's adjustments reflect the Bank's anticipated repricing sensitivity of non-maturity deposit products. Historically, balances on non-maturity deposit accounts have remained relatively stable despite changes in market interest rates. Management has classified certain of these accounts as non-rate sensitive based on management's historical pricing practices and runoff experience. Approximately 80% of the interest-bearing demand deposit account balances and savings account balances are classified as over one year.

Certain interest-sensitive assets and liabilities are included in the table based on historical repricing experience and expected prepayments in the case of MBS rather than contractual maturities. Non-accruing loans are included in loans at the contractual maturity.

The Bank uses additional tools to monitor and manage interest rate risk. These include income simulation analysis and calculating economic value of equity analysis. Both analyses are methods of estimating earnings at risk and capital at risk under varying interest rate conditions. They are used to test the sensitivity of net interest income and the market value of stockholders' equity to changing levels of interest rates and include adjustments for the expected timing and the magnitude of assets and liability cash flows. Additionally, these measures capture adjustments for the lag between movements in market interest rates and the movements of administered rates on prime rate loans, interest-bearing transaction accounts, regular savings, and money market savings accounts. Income simulation analysis indicates that the Bank is slightly liability sensitive.

Condensed Balance Sheet Duration Analysis

	Book Value	Estimated Modified Duration Down 1%	Estimated Modified Duration Up 1%
ASSETS			
Cash and Due From Banks	$ 11,451	4.68%	4.68%
Interest Bearing Balances in Other Banks	12,522	0.08	0.08
Fed Funds Sold	1,000	0.08	0.08
Investment Securities Available-for-Sale	138,842	1.61	2.73
Loans, Net	332,994	2.27	2.43
Premises and Equipment	10,011	4.77	4.77
Accrued Interest Receivable	4,593	4.77	4.77
Investment in Limited Partnerships	4,732	4.77	4.77
Other Assets	6,967	4.77	4.77
Total Assets	$523,112	2.22%	2.62%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Demand, Non-Interest Bearing	$ 43,414	4.77%	4.77%
Demand, Interest Bearing	65,058	3.36	4.08
Savings	41,193	3.36	4.23
Time Deposits	205,150	0.79	1.18
Total Deposits	$354,815		
Other Liabilities	$ 6,744	4.77%	4.77%
Short-Term Borrowing	355	0.08	0.08
Long-Term Borrowing	95,992	3.05	3.05
Shareholders' Equity	65,206	4.77	4.77
Total Liabilities and Shareholders' Equity	$523,112	2.60%	2.91%
Modified Duration Differential		(0.39)	(0.30)
*Projected Change in Market Value of Equity (Pre-tax) ($000)		$ (2,026)	$1,565

*The change in the market value of equity approximates the present value of the Bank's future pre-tax earnings exposure to a 1% rise or fall in the interest rates measured over a 5 year time horizon given a 1% increase or decrease in market interest rates.

The Bank follows a uniform and consistent process to calculate the duration of each asset and liability category. The first step is to assemble maturity and repricing data on loans, investments, CDs and other financial instruments with contractual maturities. The second step is to determine how bank management would alter the interest rate for each category of assets and liabilities assuming market interest rates rose or fell 1%. The third step is to combine the maturity analysis and repricing assumptions in order to formulate a modified duration estimate for each category. The fourth step is to calculate a weighted average for total assets and liabilities, and the fifth step is to multiply the calculated modified duration difference (for both up 1% and down 1% interest rate scenarios) in step four by total assets. Based on the current position of the balance sheet, management believes these present value calculations approximate the Bank's aggregate pre-tax earnings exposure for the next 5 years, as well as an approximate estimate for how the market value equity would change.

In this methodology, all non-rate sensitive assets, liabilities, and shareholders' equity are assigned a modified duration equal to 4.7 years. Additionally, estimates of modified duration incorporate the likelihood that the investment portfolio would shorten maturity if interest rates fell and lengthen maturity if interest rates rose. The model also incorporates management's belief that deposit and loan rates would not rise or fall equally either by category or by interest rate scenario. Increases in loan prepayments are considered in the methodology. There is no allowance for growth or runoff in deposit or loan balances.

The duration analysis presented above suggests long term (the market value of equity) that the Bank's earnings should increase slightly if interest rates rise and should decrease slightly if interest rates fall.

As part of the ongoing monitoring of interest-sensitive assets and liabilities, the Bank enters into various interest rate contracts ("interest rate protection contracts") to help manage the Bank's interest sensitivity. Such contracts generally have a fixed notional principal amount and include (i) interest rate swaps where the Bank typically receives or pays a fixed rate and a counterparty pays or receives a floating rate based on a specified index, (ii) interest rate caps and floors purchased where the Bank receives interest if the specified index falls below the floor rate or rises above the cap rate. All interest rate swaps represent end-user activities and are designed as hedges. The interest rate risk factor in these contracts is considered in the overall interest management strategy and the Company's interest risk management program. The income or expense associated with interest rate swaps, caps, and floors classified as hedges are ultimately reflected as adjustments to interest income or expense. Changes in the estimated market value of interest rate protection contracts are reflected in either the Bank's income statement or balance sheet. A discussion of interest rate risks, credit risks and concentrations in derivative instruments is included in Note 18 of the "Notes to Consolidated Financial Statements."

Commitments

The Bank maintains financial instruments with risk exposure not reflected in the Consolidated Financial Statements. These financial instruments are executed in the normal course of business to meet the financing needs of its customers and in connection with its investing and trading activities. These financial instruments include commitments to make loans, options written, standby letters of credit, and commitments to purchase securities for forward delivery.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank applies the same credit policy in making these commitments that it uses for on-balance sheet items.

Collateral obtained upon exercise of the commitment is determined based on management's credit evaluation of the borrower and may include accounts receivable, inventory, property, land, and other items. The Bank normally does not require collateral for standby letters of credit. As of December 31, 2001, the Bank had outstanding standby letters of credit and commitments to make loans of $589,000 and $22.1 million, respectively.

For options written and commitments to purchase securities for forward delivery, the contractual amounts reflect the extent of the Bank's involvement in various classes of financial instruments and do not represent exposure to credit loss. The Bank controls the credit risk of these instruments through credit approvals, limits, and monitoring procedures.

Options are contracts that allow the buyer of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from or to the seller or writer of the option. As a writer of options, the Bank is paid a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. As of December 31, 2001, the Bank had no outstanding options.

Commitments to buy and sell securities for delayed delivery require the Bank to buy and sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in securities values and interest rates between the commitment and delivery dates. There were no commitments to sell securities for delayed delivery and no commitments to purchase securities as of December 31, 2001.

The Bank is prepared to fulfill the above commitments through scheduled maturities of loans and securities along with cash flows from operations, anticipated growth in deposits, and short-term borrowings.

Operating Results

Net Interest Income

Net interest income (interest income less interest expense) is an effective measurement of how well management has matched interest-rate sensitive assets and interest-bearing liabilities and is the Bank's principal source of income. The fluctuations in interest rates materially affect net interest income. The accompanying graph analyzes these changes.


RETURN ON AVERAGE ASSETS
2.2%
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
1996
1997
1998
1999
2000
2001


NET INTEREST INCOME
(MILLIONS OF DOLLARS)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
INT. INCOME
INT. EXPENSE
1996
1997
1998
1999
2000
2001

Net interest income decreased by $674,086, or 2.2%, in 2001 compared to 1.6% and 6.6% increases in 2000 and 1999, respectively. Volume, rate and yield changes in interest-earning assets and interest-bearing liabilities contributed to the decrease in net interest income. Much of this change has resulted from an increase in loan volume and a decrease in 2001 investment securities volume, as a result of a change in earning asset strategy and a steeply declining rate environment in 2001. Average interest-earning assets increased by $32.6 million, or 7.2%, in 2001, while average interest-bearing liabilities increased $25.9 million. Volume changes of equal amounts in interest-earning assets and interest-bearing liabilities generally increase net interest income because of the spread between the yield on loans and investments and the rates paid on interest-bearing liabilities. In 2001, average interest-earning assets outgained average interest-bearing liabilities by $6.7 million; however, declining interest rates had an adverse effect on interest income.

The Bank's ability to produce net interest income is measured by a ratio called the interest margin. The interest margin is net interest income as a percent of average earning assets. The interest margin was 6.0% in 2001 compared to 6.6% in 2000 and 7.0% in 1999.

Interest margins are affected by several factors, one of which is the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities. This factor determines the effect that fluctuating interest rates will have on net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those which can be repriced to current market rates within a relatively short time. The Bank's objective in managing interest rate sensitivity is to achieve reasonable stability in the interest margin throughout interest rate cycles by maintaining the proper balance of rate sensitive assets and liabilities. For further analysis and discussion of interest rate sensitivity, refer to the preceding section entitled "Liquidity and Interest Rate Sensitivity Management".

Another factor that affects the interest margin is the interest rate spread. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. This measurement gives a more accurate representation of the effect market interest rate movements have on interest rate-sensitive assets and liabilities. The average volume of the interest-bearing liabilities as noted in the table, "Distribution of Assets, Liabilities, and Shareholders' Equity, with Interest Rates and Interest Differentials", increased 6.9% in 2001, while the average rate of interest paid decreased from 4.84% in 2000 to 4.56% in 2001. Average interest-earning assets increased 7.2% in 2001, while the average yield in earning assets decreased from 10.64% in 2000 to 9.82% in 2001.

The percentage of earning assets funded by interest-bearing liabilities also affects the Bank's interest margin. The Bank's earning assets are funded by interest-bearing liabilities, non-interest bearing demand deposits, and shareholders' equity. The net return on earning assets funded by non-interest bearing demand deposits and shareholders' equity exceeds the net return on earning assets funded by interest-bearing liabilities. The Bank maintains a relatively consistent percentage of earning assets funded by interest-bearing liabilities. In 2001, 83.0% of the Bank's average earning assets were funded by interest-bearing liabilities as opposed to 83.2% in 2000 and 82.7% in 1999. Net interest income usually improves as earning assets are funded by a decreasing percentage of interest-bearing liabilities.

Summary of Operating Results

	Year Ended December 31,		
	2001	2000	1999
	(In Thousands of Dollars)		
Total Interest Income	$47,776	$48,323	$44,919
Total Interest Expense	18,419	18,292	15,365
Net Interest Income	29,357	30,031	29,554
Provision for Loan Losses	5,255	6,837	4,305
Net Interest Income After Provision for Loan Losses	24,102	23,194	25,249
Non-Interest Income	4,730	4,883	4,747
Non-Interest Expense	19,493	19,106	18,534
Income Before Income Taxes	9,339	8,971	11,462
Applicable Income Taxes	2,552	2,193	3,302
Net Income Before Cumulative Effect of a Change in Accounting Principle	$ 6,787	$ 6,778	$ 8,160
Cumulative Effect of a Change in Accounting Principle	$ (200)	0	$ 0
Net Income After Cumulative Effect of a Change in Accounting Principle	$ 6,587	$ 6,778	$ 8,160

Changes in Interest Earned and Interest Expense Resulting from Changes in Volume and Changes in Rates

	2001 Compared to 2000			2000 Compared to 1999			1999 Compared to 1998		
	Increase (Decrease) Due to Change In:			Increase (Decrease) Due to Change In:			Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net	Volume	Average Rate	Net
Interest Earned On:									
Loans	$2,788	$(2,627)	$ 161	$4,979	$(1,686)	$3,293	$3,183	$ 1,196	$ 4,379
Taxable Investments	767	(1,207)	(440)	(527)	902	375	(799)	(1,995)	(2,794)
Non-Taxable Investments	(104)	(71)	(175)	(141)	58	(83)	50	9	59
Federal Funds	3	(96)	(93)	42	46	88	29	(9)	20
Total Interest-Earnings Assets	3,454	(4,001)	(547)	4,353	(680)	3,673	2,463	(799)	1,664
Interest Expense On:									
Demand Deposits	37	(217)	(180)	(27)	(328)	(355)	2	(314)	(312)
Savings Deposits	18	(139)	(121)	(58)	(89)	(147)	(50)	(91)	(141)
Time Deposits	730	(258)	472	713	873	1,586	401	(260)	141
Other Liabilities	567	(610)	(43)	1,865	(22)	1,843	369	(210)	159
Total Interest-Bearing Liabilities	1,352	(1,224)	128	2,493	434	2,927	722	(875)	(153)
Increase in Net Interest Income	$2,102	$(2,777)	$(675)	$1,860	$(1,114)	$ 746	$1,741	$ 76	$ 1,817

Provision for Loan Losses

The provision for loan losses is an expense used to establish the allowance for loan losses. Actual loan losses, net of recoveries, are charged directly to the allowance. The expense recorded each year is a reflection of actual losses experienced during the year and management's judgment as to the adequacy of the allowance to absorb losses inherent to the portfolio. Charge-offs exceeded recoveries by $5.2 million during the year, a decrease of $.7 million over the prior year, and accordingly a provision of $5.3 million was expensed for loan losses in 2001. The allowance is at 1.98% of total loans outstanding at December 31, 2001, compared to 2.2% in 2000. The decrease in charge-offs (net of recoveries) was due to continued improvements in the ALC loan portfolio. For additional information and discussion of the allowance for loan losses, refer to the section entitled "Loans and Allowances for Loan Losses."

Non-Interest Income

Non-interest income consists of revenues generated by a broad range of financial services and activities, including fee-based services and commissions earned through insurance sales and trading activities. In addition, gains and losses from the sale of investment portfolio securities and option transactions are included in non-interest income.

The Bank introduced an overdraft protection product in 2000 called "Bounce Protection". This product allows for automatic payment of a non-sufficient fund check, and the fees generated contributed to the 18.3% increase in service and other charges on deposit accounts in 2001 and 12.2% in 2000. The increase in service and other charges was offset by the decline in credit life insurance volume and the decline in the Bank's Bond Division activities, which contributed to a $153,135, or 3.1%, decrease in non-interest income in 2001 compared to $135,862 and $189,016 increases in 2000 and 1999, respectively.

Non-recurring items of non-interest income include all the securities gains (losses) discussed in a previous section. Investment securities had a net gain of $178,634, and trading securities had a net loss of $12,650 for a total gain of $165,984 in 2001 compared to a $127,333 gain in 2000 and a $533,806 gain in 1999. Income generated in the area of securities gains and losses is dependent on many factors including investment portfolio strategies, interest rate changes, and the short-, intermediate-, and long-term outlook for the economy.

The Bank organized a wholly-owned subsidiary, FUSB Reinsurance, Inc., in 2000. This company reinsures or "underwrites" credit life, credit accident and health insurance policies sold to the Bank's consumer loan customers. FUSB Reinsurance, Inc. is responsible for the first level of risk on the policies up to a specified maximum amount, and the primary third party insurer retains the remaining risk. As a result, more credit life insurance commissions are retained by the Bank.

The Bank continues to search for new sources of non-interest income. These sources will come from innovative ways of performing banking services now as well as providing new services in the future such as electronic banking. The reinsurance company is an example of this philosophy.

Non-Interest Expense

Non-interest expense consists primarily of four major categories: salaries and employee benefits, occupancy expense, furniture and equipment expense, and other expense. These expenses were impacted by the start-up of eight new offices of ALC in 1999, the closing of one office in 2000, and the closing of three offices in 2001 for a total of twenty-nine offices. Additionally, the Bank opened two new offices in 1999. Management continues to evaluate the profitability of all locations and as a result of the closures in 2001, personnel and other office associated expenses were reduced. These events impacted the ratio of non-interest expense to average assets, and the ratio remained stable during the period at 3.8%, 3.9% and 4.0% in 2001, 2000, and 1999, respectively.

NET INCOME
(MILLIONS OF DOLLARS)



10
9
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001

Total salaries and benefits decreased approximately $129,000, or 1.2%, in 2001. This decrease is attributable to a staff reduction and a reduction in incentives paid. The increases of 4.2% in 2000 and 10.1% in 1999 were due to normal merit adjustments and staffing needs for offices opened during those years. At December 31, 2001, the Bank had 290 full time equivalent employees' compared to 300 in 2000 and 315 in 1999. The reduction in staff in 2001 was accomplished by closing three ALC offices and using contract labor for daily building maintenance instead of our internal cleaning staff.

TOTAL NON-INTEREST EXPENSE AS A
PERCENT OF AVERAGE ASSETS



4.4%
4.0
3.6
3.2
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
1996
1997
1998
1999
2000
2001

United Security sponsors an Employee Stock Ownership Plan with 401(k) provisions. The Company made matching contributions totaling $349,533, $471,392 and $451,483 in 2001, 2000, and 1999, respectively.

Occupancy expense includes rents, depreciation, utilities, maintenance, insurance, taxes, and other expenses associated with maintaining seventeen banking offices and twenty-nine finance company offices. The Bank owns all but one banking office, and all ALC offices are leased. Net occupancy expense increased 1.8% in 2001, 11.2% in 2000, and 12.3% in 1999.

Furniture and equipment expense decreased 12.1% in 2001, compared to an increase of 5.3% in 2000 and 6.9% in 1999. The decrease in 2001 relates to the ALC office closures.

Other expenses consist of stationery, printing supplies, advertising, postage, telephone, legal and other professional fees, other non-credit losses, and other insurance including deposit insurance, and other miscellaneous expenses. Other expenses increased $682,695 or 13.9% in 2001, decreased 1.9% in 2000 and increased 6.5% in 1999. The increase in other expenses for 2001 is due in part to losses on limited partnerships, legal and attorney fees and bank analysis charges. Refer to Note 15 to the "Notes to Consolidated Financial Statements" for an analysis of the significant components of other expenses.

Provision for Income Taxes

United Security's provision for income taxes increased 16.4% in 2001. This increase was caused, in part, by a 4.1% increase in income before taxes. The Company's effective income tax rates for 2001, 2000, and 1999 were 28%, 24%, and 29%, respectively. Note 10 to the "Notes to Consolidated Financial Statements" provides additional information about the provision for income taxes.

Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the subsidiaries may be able to generate sufficient operating earnings to realize the deferred tax benefits. However, a portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. Because of these uncertainties, a valuation allowance has been established. Management periodically evaluates the realizability of the deferred tax asset and, if necessary, adjusts the valuation allowance accordingly.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To United Security Bancshares, Inc.:

We have audited the accompanying consolidated statements of condition of UNITED SECURITY BANCSHARES, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Security Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

Arthur Andersen LLP

Birmingham, Alabama
February 18, 2002

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CASH AND DUE FROM BANKS	$ 11,451,459	$ 11,593,193
INTEREST BEARING DEPOSITS IN OTHER BANKS	12,521,547	20,865,281
Total cash and cash equivalents	23,973,006	32,458,474
FEDERAL FUNDS SOLD	1,000,000	0
INVESTMENT SECURITIES AVAILABLE FOR SALE	138,841,599	148,118,464
TRADING SECURITIES	0	3,712,997
LOANS, net of allowance for loan losses of $6,589,829 and $6,529,155, respectively	332,994,220	296,941,478
PREMISES AND EQUIPMENT, net of accumulated depreciation of $12,079,513 and $11,903,862, respectively	10,010,877	9,530,227
ACCRUED INTEREST RECEIVABLE	4,592,742	5,056,736
INVESTMENT IN LIMITED PARTNERSHIPS	4,732,036	5,230,193
OTHER ASSETS	6,967,070	8,116,274
Total assets	$523,111,550	$509,164,843

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
DEPOSITS:		
Demand, noninterest bearing	$ 43,414,462	$ 38,055,878
Demand, interest bearing	65,058,441	60,051,045
Savings	41,192,678	37,466,963
Time, $100,000 and over	58,821,320	54,920,252
Other time	146,328,159	147,662,320
Total deposits	354,815,060	338,156,458
OTHER LIABILITIES	6,743,711	6,142,552
SHORT–TERM BORROWINGS	354,609	1,127,807
LONG–TERM DEBT	95,991,960	96,110,381
Total liabilities	457,905,340	441,537,198
COMMITMENTS AND CONTINGENCIES (Note 16 & 17)		
SHAREHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 10,000,000 shares authorized; 3,647,330 and 3,634,431 shares issued, respectively	36,473	36,344
Surplus	8,994,582	8,768,978
Accumulated other comprehensive income, net of tax	938,568	669,966
Retained earnings	61,435,670	58,404,177
Treasury stock, 280,924 and 64,000 shares at cost, respectively	(6,199,083)	(251,820)
Total shareholders' equity	65,206,210	67,627,645
Total liabilities and shareholders' equity	$523,111,550	$509,164,843

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$37,230,192	$37,068,571	$33,776,492
Interest on investment securities available for sale:			
Taxable	8,697,597	9,209,478	9,229,339
Tax–exempt	1,270,440	1,445,327	1,527,535
Other interest and dividends	329,262	327,257	223,114
	10,297,299	10,982,062	10,979,988
Interest on trading account securities	136,682	67,095	45,335
Interest on federal funds sold	112,002	205,049	117,424
Total interest income	47,776,175	48,322,777	44,919,239
INTEREST EXPENSE:			
Interest on deposits	13,437,806	13,266,859	12,183,430
Interest on short–term borrowings	28,726	210,284	254,008
Interest on long–term debt	4,953,112	4,815,017	2,927,719
	18,419,644	18,292,160	15,365,157
NET INTEREST INCOME	29,356,531	30,030,617	29,554,082
PROVISION FOR LOAN LOSSES	5,254,585	6,837,463	4,305,450
Net interest income after provision for loan losses	24,101,946	23,193,154	25,248,632
NONINTEREST INCOME:			
Service and other charges on deposit accounts	2,712,506	2,293,328	2,044,260
Credit life insurance income	916,685	1,054,434	653,525
Investment securities gains (losses), net	178,634	15,330	533,806
Trading securities gains (losses), net	(12,650)	112,003	0
Other income	934,710	1,407,925	1,515,567
Total noninterest income	4,729,885	4,883,020	4,747,158
NONINTEREST EXPENSE:			
Salaries and employee benefits	11,077,272	11,206,133	10,755,337
Furniture and equipment expense	1,455,534	1,645,441	1,562,705
Occupancy expense	1,349,738	1,326,296	1,192,610
Other expense	5,610,781	4,928,084	5,023,291
Total noninterest expense	19,493,325	19,105,954	18,533,943
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	9,338,506	8,970,220	11,461,847
PROVISION FOR INCOME TAXES	2,551,509	2,192,562	3,302,131
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	6,786,997	6,777,658	8,159,716
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE, net of tax	(200,000)	0	0
NET INCOME AFTER CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	$ 6,586,997	$ 6,777,658	$ 8,159,716
AVERAGE NUMBER OF SHARES OUTSTANDING	3,493,758	3,570,131	3,561,051
NET INCOME PER SHARE:			
Basic earnings per share before cumulative effect of a change in accounting principle	$ 1.94	$ 1.90	$ 2.29
Diluted earnings per share before cumulative effect of a change in accounting principle	$ 1.94	$ 1.89	$ 2.28
Basic earnings per share after cumulative effect of a change in accounting principle	$ 1.89	$ 1.90	$ 2.29
Diluted earnings per share after cumulative effect of a change in accounting principle	$ 1.88	$ 1.89	$ 2.28
DIVIDENDS PER SHARE	$ 1.02	$ .92	$ .84

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common Stock	Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
BALANCE, December 31, 1998	$36,109	$8,218,651	$ 2,821,556	$49,743,592	$ (251,820)	$60,568,088
Comprehensive income:						
Net income	0	0	0	8,159,716	0	8,159,716
Net change in unrealized gain (loss) on securities available for sale and derivatives, net of tax	0	0	(4,574,436)	0	0	(4,574,436)
Comprehensive income						3,585,280
Dividends declared	0	0	0	(2,991,994)	0	(2,991,994)
Exercise of stock options	211	509,226	0	0	0	509,437
BALANCE, December 31, 1999	36,320	8,727,877	(1,752,880)	54,911,314	(251,820)	61,670,811
Comprehensive income:						
Net income	0	0	0	6,777,658	0	6,777,658
Net change in unrealized gain (loss) on securities available for sale and derivatives, net of tax	0	0	2,422,846	0	0	2,422,846
Comprehensive income						9,200,504
Dividends paid	0	0	0	(3,284,795)	0	(3,284,795)
Exercise of stock options	24	41,101	0	0	0	41,125
BALANCE, December 31, 2000	36,344	8,768,978	669,966	58,404,177	(251,820)	67,627,645
Comprehensive income:						
Net income	0	0	0	6,586,997	0	6,586,997
Net change in unrealized gain (loss) on securities available for sale and derivatives, net of tax	0	0	292,602	0	0	292,602
Cumulative effect of a change in accounting principle	0	0	(24,000)	0	0	(24,000)
Comprehensive income						6,855,599
Dividends paid	0	0	0	(3,555,504)	0	(3,555,504)
Purchase of treasury stock	0	0	0	0	(5,947,263)	(5,947,263)
Exercise of stock options	129	225,604	0	0	0	225,733
BALANCE, December 31, 2001	$36,473	$8,994,582	$ 938,568	$61,435,670	$(6,199,083)	$65,206,210

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,586,997	$ 6,777,658	$ 8,159,716
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	1,157,284	1,179,153	878,828
Provision for loan losses	5,254,585	6,837,463	4,305,450
Deferred income tax expense (benefit)	228,375	(324,436)	505,053
Amortization of intangibles	370,837	389,643	549,720
Gain on sale of securities, net	(178,634)	(15,330)	(533,806)
Gain on sale of fixed assets, net	(33,643)	0	0
Amortization of premium and discounts, net	178,843	122,266	937,849
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	463,994	606,382	(1,142,335)
Decrease (increase) in other assets	388,831	(975,303)	(117,638)
Increase (decrease) in interest payable	(345,796)	87,689	(362,578)
Increase (decrease) in other liabilities	334,553	651,446	(561,139)
Net cash provided by operating activities	14,406,226	15,336,631	12,619,120
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(57,888,489)	(13,830,038)	(102,868,215)
Proceeds from sales of investment securities available for sale	23,088,582	11,592,680	49,314,030
Proceeds from maturities and prepayments of investment securities available for sale	48,831,725	13,565,973	52,470,612
Purchases of Federal Home Loan Bank ("FHLB") stock	0	(1,516,101)	(494,100)
Net change in loan portfolio	(40,809,170)	(27,367,185)	(46,653,191)
Purchase of Federal Funds sold	(1,000,000)	0	0
Purchase of premises and equipment, net	(1,604,291)	(838,418)	(2,195,204)
Net cash used in investing activities	(29,381,643)	(18,393,089)	(50,426,068)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in customer deposits	16,658,602	11,405,781	106,096
Net increase (decrease) in short–term borrowings	(773,198)	(15,917,182)	17,033,247
Proceeds from FHLB advances and other borrowings	10,000,000	43,000,000	20,000,000
Repayment of FHLB advances and other borrowings	(10,118,421)	(12,618,421)	(10,118,421)
Proceeds from issuance of common stock	225,733	41,125	509,437
Dividends paid	(3,555,504)	(3,284,795)	(3,666,013)
Purchases of treasury stock	(5,947,263)	0	0
Net cash provided by financing activities	6,489,949	22,626,508	23,864,346
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,485,468)	19,570,050	(13,942,602)
CASH AND CASH EQUIVALENTS, beginning of year	32,458,474	12,888,424	26,831,026
CASH AND CASH EQUIVALENTS, end of year	$ 23,973,006	$ 32,458,474	$ 12,888,424

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

1. DESCRIPTION OF BUSINESS

United Security Bancshares, Inc. (the "Company" or "USB") and its subsidiary, First United Security Bank (the "Bank" or "FUSB") provide commercial banking services to customers located primarily in Clarke, Choctaw, Bibb, and surrounding counties in Alabama and Mississippi. The Company also owns all of the stock of First Security Courier Corporation, ("FSCC") an Alabama corporation. FSCC is a courier service organized to transport items for processing to the Federal Reserve for financial institutions located in Southwest Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("Acceptance" or "ALC"), an Alabama corporation. Acceptance is a finance company organized for the purpose of making consumer loans and purchasing consumer loans from vendors. Acceptance has offices located within the communities served by the Bank as well as offices outside the Bank's market area in north and southeast Alabama, eastern Mississippi, and northwest Florida. The Bank also owns all of the stock of FUSB Reinsurance, Inc. ("Reinsurance"), an Arizona corporation. Reinsurance is an insurance company that was created to underwrite credit life and accidental death insurance related to loans written by the Bank and ALC. The Bank also invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, FSCC, the Bank and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Bank's investments in limited partnerships are carried on an unconsolidated basis under either the equity or cost method based on the percentage of ownership and influence over operations.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States ("GAAP") and with general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans is secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Supplemental disclosures of cash flow information and noncash transactions related to cash flows for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Cash paid during the period for:			
Interest	$18,765,350	$18,204,471	$15,296,156
Income taxes	3,199,754	1,735,284	3,823,494
Supplemental schedule of noncash investment and financing activities:			
Dividends declared but unpaid	0	0	12,061

Securities

Securities may be held in three portfolios: trading account securities, held to maturity securities, and securities available for sale. Trading account securities are carried at market value, with unrealized gains and losses included in earnings. Investment securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held to maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available for sale are carried at market value, with any unrealized gains or losses excluded from earnings and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income. Investment securities available for sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning, or other valid business purposes. The Company held no securities in its held to maturity portfolio at December 31, 2001 and 2000.

Included in investment securities available for sale is stock in the Federal Home Loan Bank ("FHLB") of Atlanta. FHLB stock is carried at cost, has no contractual maturity, has no quoted fair value, and no ready market exists; therefore, the fair value of such stock is assumed to approximate cost. The investment in the stock is required of every member of the FHLB system.

Interest earned on investment securities held to maturity, investment securities available for sale, and trading account securities is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method. Net gains and losses on the sale of investment securities held to maturity and investment securities available for sale, computed principally on the specific identification method, are shown separately in noninterest income in the consolidated statements of income.

Derivatives and Hedging Activities

As part of the Company's overall interest rate risk management, the Company uses interest rate swaps, caps, and floors. Net interest income or expense related to interest rate swaps, caps, floors has been recorded over the life of the agreement as an adjustment to net interest income. The premiums for the caps and floors have been amortized straight-line over the life of the agreement. All derivatives have been recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge) or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). Changes in the fair value of a derivative that is highly effective as—and that is designated and qualifies as—a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as—and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assessed, both at the hedge's inception and on an ongoing basis whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings.

See also "Recent Accounting Pronouncements."

Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans.

Interest on commercial and real estate loans is accrued and credited to income based on the principal amount outstanding. Interest on installment loans is recognized using the interest method; for a limited number of loans, according to the rule of 78's which approximates the interest method.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings during periods they become known.

Long-Lived Assets

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Goodwill and core deposit intangibles are included in other assets and amortized using the straight-line method. Goodwill has been amortized over 20 years and core deposits from six to ten years. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired. See "Recent Accounting Pronouncements" for further discussion for the Company's method for accounting for goodwill and intangible assets.

Other Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosures are to be sold and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Costs to maintain or hold the property are expensed and amounts incurred to improve the property, to the extent that fair value is not exceeded, are capitalized. Valuations are periodically performed by management, and a valuation allowance is established by a charge to income if the carrying value of a property exceeds its fair value less the estimated costs to sell. Other real estate aggregated $1,342,149 and $860,417 at December 31, 2001 and 2000, respectively, and is included in other assets.

Income Taxes

The Company accounts for income taxes through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax-consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Earnings Per Share

Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed in the same manner as fully diluted EPS presented in earlier periods, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive securities.

The following table represents the earnings per share calculations for the years ended December 31, 2001, 2000, and 1999:

For the Years Ended	Net Income	Weighted Average Shares	Earnings Per Share
December 31, 2001:			
Before cumulative effect of a change in accounting principle:			
Basic earnings per share	6,786,997	3,493,758	$1.94
Dilutive securities	0	7,328	
Diluted earnings per share	$6,786,997	3,501,086	$1.94
After cumulative effect of a change in accounting principle:			
Basic earnings per share before cumulative effect of a change in accounting principle	$6,786,997	3,493,758	$1.94
Cumulative effect of a change in accounting principle	(200,000)	3,493,758	(.05)
Basic earnings per share after cumulative effect of a change in accounting principle	$6,586,997	3,493,758	1.89
Dilutive securities	0	7,328	
Diluted earnings per share	$6,586,997	3,501,086	$1.88
December 31, 2000:			
Net income	$6,777,658		
Basic earnings per share	6,777,658	3,570,131	$1.90
Dilutive securities	0	9,695	
Diluted earnings per share	$6,777,658	3,579,826	$1.89
December 31, 1999:			
Net income	$8,159,716		
Basic earnings per share	8,159,716	3,561,051	$2.29
Dilutive securities	0	20,340	
Diluted earnings per share	$8,159,716	3,581,391	$2.28

Reclassifications

Certain 2000 and 1999 balances have been reclassified to conform to the 2001 presentation. These reclassifications have no effect on previously reported net income.

Recent Accounting Pronouncements

The Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, on January 1. 2001. As part of the adoption of the standard, the Company recorded a net–of–tax cumulative effect adjustment in accumulated other comprehensive income of $24,000 to recognize at fair value all derivatives that are designated as cash–flow hedging instruments, and recorded a cumulative effect adjustment to earnings of $200,000 to recognize at fair value all derivatives, which did not achieve hedge accounting under this standard.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, which served to supersede Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*, and SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises*. According to this statement, all business combinations are to be accounted for using one method, purchase accounting. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company's adoption of this new statement did not have a material impact on its consolidated financial position or consolidated results of operations.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which served to supersede APB No. 17, *Intangible Assets*. This statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied by the Company on January 1, 2002. This statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Any impairment losses for goodwill and indefinite–lived intangible assets that arise due to the initial application of this statement are to be reported as resulting from a change in accounting principle. At December 31, 2001, the Company had unamortized goodwill in the amount of $4.1 million, which is subject to the transition provisions of Statement No. 142. Goodwill amortization expense was approximately $361,000, $369,000, and $369,000 for the years ended December 31, 2001, 2000, and 1999.

3. INVESTMENT SECURITIES

Details of investment securities available for sale at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties, and political subdivisions	$ 19,402,327	$ 493,563	$(289,989)	$ 19,605,901
U.S. treasury securities and obligations of U.S. government agencies	3,026,961	103,794	0	3,130,755
Mortgage–backed securities	108,692,632	1,983,285	(302,498)	110,373,419
Equity securities	200,123	118,301	0	318,424
Preferred stock	600,000	7,500	0	607,500
FHLB stock	4,805,600	0	0	4,805,600
Total	$136,727,643	$2,706,443	$(592,487)	$138,841,599

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties, and political subdivisions	$ 21,687,190	$ 492,885	$ 0	$ 22,180,075
U.S. treasury securities and obligations of U.S. government agencies	4,773,709	51,054	0	4,824,763
Mortgage-backed securities	115,568,591	508,168	(83,911)	115,992,848
Equity securities	200,123	103,599	0	303,722
Corporate notes	11,306	150	0	11,456
FHLB stock	4,805,600	0	0	4,805,600
Total	$147,046,519	$1,155,856	$(83,911)	$148,118,464

The scheduled maturities of investment securities available for sale at December 31, 2001 are presented in the following table:

	Amortized Cost	Estimated Fair Value
Maturing within one year	$ 3,228,482	$ 3,288,165
Maturing after one but before five years	3,162,778	3,317,634
Maturing after five but before fifteen years	44,248,077	44,936,955
Maturing after fifteen years	81,082,583	82,174,821
Equity securities and FHLB stock	5,005,723	5,124,024
Total	$136,727,643	$138,841,599

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

Investment securities available for sale with a carrying value of $84,050,210 and $90,360,095 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes.

Gross gains realized on sales of securities available for sale were $178,634 in 2001, $15,330 in 2000, and $1,112,574 in 1999. Gross realized losses on those sales were $0 in 2001 and 2000 and $578,768 in 1999. Gross realized gains on trading account securities were $0 in 2001, and gross realized losses on those sales were $12,650. Gross realized gains on trading account securities were $115,058 in 2000, and gross realized losses on those sales were $3,055. No gains or losses were recognized on trading securities in 1999.

4. LOANS

At December 31, 2001 and 2000, the composition of the loan portfolio was as follows:

	2001	2000
Commercial, financial, and agricultural	$ 45,345,173	$ 41,507,487
Real estate mortgage	216,978,804	180,627,051
Installment	83,782,619	87,713,442
Less:		
Allowance for loan losses	6,589,829	6,529,155
Unearned interest, commissions, and fees	6,522,547	6,377,347
Total	$332,994,220	$296,941,478

The Bank grants commercial, real estate, and installment loans to customers primarily in Clarke, Choctaw, Bibb, and surrounding counties in southwest Alabama, northwest Florida, and southeast Mississippi. Although the Bank has a diversified loan portfolio, the ability of a substantial number of the Bank's loan customers to honor their obligations is dependent upon the timber and timber-related industries. At December 31, 2001, approximately $30,735,349 of the Bank's loan portfolio consisted of loans to customers in the timber and timber-related industries.

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company and Bank, including companies with which they are associated. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not represent more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 2001 and 2000 were $1,613,438 and $2,073,205, respectively. During the year ended December 31, 2001, new loans to these parties totaled $2,175,368 and repayments were $2,635,135.

A summary of the transactions in the allowance for loan losses follows:

	2001	2000	1999
Balance at beginning of year	$ 6,529,155	$ 5,579,072	$ 4,989,173
Acquired in business combinations	0	0	242,887
Provision for loan losses	5,254,585	6,837,463	4,305,450
Loans charged off	(6,049,538)	(6,481,402)	(4,472,699)
Recoveries of loans previously charged off	855,627	594,022	514,261
Balance at end of year	$ 6,589,829	$ 6,529,155	$ 5,579,072

At December 31, 2001, the Company had one loan considered to be impaired. The amount of this loan, which is on nonaccrual, is $335,317 and the related allowance is $167,658. The average recorded investment in the impaired loan during the year ended December 31, 2001 was approximately $360,317. The Company had approximately $365,317 in loans considered to be impaired at December 31, 2000.

Loans on which the accrual of interest has been discontinued amounted to $2,594,868 and $2,103,776 at December 31, 2001 and 2000, respectively. If interest on those loans had been accrued, such income would have approximated $214,479, $193,983, and $247,391 for 2001, 2000, and 1999, respectively. Interest income actually recorded on those loans amounted to $64,045, $30,374, and $211,264 for 2001, 2000, and 1999, respectively.

5. PREMISES AND EQUIPMENT

Premises and equipment and their depreciable lives are summarized as follows:

	2001	2000
Land	$ 1,627,507	$ 1,137,437
Premises (40 years)	9,228,650	9,132,750
Furniture, fixtures, and equipment (3-7 years)	11,234,233	11,163,902
	22,090,390	21,434,089
Less accumulated depreciation	12,079,513	11,903,862
Total	$10,010,877	$ 9,530,227

Depreciation expense of $1,157,284, $1,179,153, and $878,828 was recorded in 2001, 2000, and 1999, respectively, on premises and equipment.

6. INVESTMENT IN LIMITED PARTNERSHIPS

The Bank invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Bank accounts for the investments under either the equity or cost method based on the percentage ownership and influence over operations. The Bank's investment balances in these partnerships were $4,732,036 and $5,230,193 at December 31, 2001 and 2000, respectively. Losses related to these partnerships amounted to approximately $534,638, $176,000, and $119,000 for 2001, 2000, and 1999 respectively. Management analyzes these investments annually for potential impairment.

The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. Market quotations are not available for any of the aforementioned partnerships.

The Bank had no remaining cash commitments to these partnerships at December 31, 2001.

7. DEPOSITS

At December 31, 2001, the scheduled maturities of the Bank's time deposits greater than $100,000 are as follows:

2002	$44,706,560
2003	7,851,892
2004	797,143
2005	3,416,630
2006 and thereafter	2,049,095
	$58,821,320

Additionally, included in the Bank's other time deposits at December 31, 2001 are $6,987,457 in state and municipal time deposits greater than $100,000 and maturing within one year.

8. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase which generally mature within one to four days from the transaction date, treasury tax and loan deposits which are withdrawable on demand, and FHLB advances with original maturities in less than one year.

Information concerning short-term borrowings is as follows:

	2001		
	Federal Funds Purchased	Repurchase Agreements	Treasury Tax and Loan Deposits
Average balance during the year	$ 0	$ 0	$ 791,886
Average interest rate during the year	0%	0%	3.63%
Maximum month-end balance during the year	$ 0	$ 0	$2,052,479

At December 31, 2001, the Bank has $48.0 million in available federal fund lines from correspondent banks.

	2000		
	Federal Funds Purchased	Repurchase Agreements	Treasury Tax and Loan Deposits
Average balance during the year	$ 2,313,251	$ 0	$ 880,035
Average interest rate during the year	6.63%	0%	6.47%
Maximum month-end balance during the year	$17,900,000	$ 0	$2,507,037

9. LONG-TERM DEBT

The Company uses Federal Home Loan Bank advances as an alternative to funding sources with similar maturities such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates when compared to other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. Investment securities and 1-4 family mortgage loans amounting to $149,906,529 and $113,803,791, respectively, secure these borrowings.

The following summarizes information concerning Federal Home Loan Bank advances and other borrowings:

	2001	2000
Balance at year-end	$95,991,960	$96,110,381
Average balance during the year	96,045,240	83,401,923
Maximum month-end balance during the year	96,094,664	96,110,381
Average rate paid during the year	5.16%	5.77%
Weighted average remaining maturity	4.28 years	5.18 years

Interest rates on FHLB advances ranged from 1.79% to 6.50% and 4.46% and 6.06% at December 31, 2001 and 2000, respectively.

Scheduled maturities of Federal Home Loan Bank advances during 2002 are approximately $10 million. In 2003, there are $35 million in scheduled maturities. There are no scheduled maturities in 2004. In 2005, there are $260,000 in scheduled maturities. In years subsequent to 2005, maturities total approximately $50.7 million.

At December 31, 2001, the Bank has $34.1 million in available credit from the Federal Home Loan Bank.

10. INCOME TAXES

The consolidated provisions (benefits) for income taxes for the years ended December 31 were as follows:

	2001	2000	1999
Federal			
Current	$1,895,868	$2,036,092	$2,441,731
Deferred	200,982	(288,305)	449,361
	2,096,850	1,747,787	2,891,092
State			
Current	427,266	480,906	355,347
Deferred	27,393	(36,131)	55,692
	454,659	444,775	411,039
Total	$2,551,509	$2,192,562	$3,302,131

The consolidated tax provision differed from the amount computed by applying the federal statutory income tax rate of 34% to pretax earnings for the following reasons:

	2001	2000	1999
Income tax expense at federal statutory rate	$3,175,092	$3,049,875	$3,897,028
Increase (decrease) resulting from:			
Tax-exempt interest	(477,770)	(548,993)	(508,501)
State income tax expense, net of federal income tax benefit	300,075	293,552	271,286
Low income housing tax credits	(681,253)	(600,000)	(540,000)
Other	235,365	(1,872)	182,318
Total	$2,551,509	$2,192,562	$3,302,131
Effective tax rate	28%	24%	29%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$1,873,948	$1,877,343
Accrued vacation	22,200	22,200
Capital loss carryover	27,041	27,041
Deferred commissions and fees	460,559	537,821
Other	92,556	222,467
Total gross deferred tax asset	2,476,304	2,686,872
Valuation allowance	(27,041)	(27,041)
Net deferred tax assets	2,449,263	2,659,831
Deferred tax liabilities:		
Premises and equipment	502,409	560,997
Limited partnerships	456,690	339,787
Unrealized gain on securities available for sale	563,141	401,979
Other deferred tax liabilities	167,927	208,435
Total gross deferred tax liabilities	1,690,167	1,511,198
Net deferred tax asset	$ 759,096	$1,148,633

11. EMPLOYEE BENEFIT PLANS

The Company sponsors an Employee Stock Ownership Plan with 401(k) provisions. This plan covers substantially all employees and allows employees to contribute up to 15% of their compensation on a before-tax basis. The Company may make discretionary contributions to match employee contributions dollar for dollar up to 6% of an employee's compensation. Employees have the option to allocate some or all of their contributions towards the purchase of Company stock. The Company made matching contributions totaling $349,533 and $471,392 in 2001 and 2000, respectively.

12. LONG-TERM INCENTIVE COMPENSATION PLAN

The Company's Long Term Incentive Compensation Plan ("LTICP") provides for a number of forms of stock based compensation for key employees of USB and its subsidiaries. Under the plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The LTICP provides for the issuance of up to 60,000 shares of USB common stock with a par value of $.01 per share. In addition, each option expires no later than five years after the grant date. The exercise price of each option is determined by the compensation committee, but in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

The Company continues to record compensation cost under APB No. 25. Had compensation cost been determined, consistent with the fair value based method of recording for stock-based compensation allowed for under SFAS No. 123, the Company's net income would have been decreased to the following pro forma amounts:

	Fiscal Year Ended December 31, 2001	Fiscal Year Ended December 31, 2000	Fiscal Year Ended December 31, 1999
Net income—as reported	$6,586,997	$6,777,658	$8,159,716
Net income—pro forma	6,586,997	6,777,658	8,137,010
Basic net income per share—as reported	1.89	1.90	2.29
Basic net income per share—pro forma	1.89	1.90	2.29
Diluted net income per share—as reported	1.88	1.89	2.28
Diluted net income per share—pro forma	1.88	1.89	2.28

A summary of the status of the Company's stock option plan at December 31, 2001, 2000, and 1999 and the changes during the year then ended is as follows:

	2001		2000		1999	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	26,254	$19.36	28,604	$19.21	47,690	$17.72
Granted	0	0.00	0	0.00	2,050	36.25
Exercised	12,899	17.50	2,350	17.50	21,136	17.50
Expired	1,275	17.50	0	0.00	0	0.00
Outstanding at end of year	12,080	$21.74	26,254	$19.36	28,604	$19.21
Exercisable at end of year	12,080	$21.54	26,254	$19.36	28,604	$19.21
Fair value of options granted	N/A		N/A		$ 4.71	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk free interest rate based on zero coupon governmental issues at grant date with the maturity equal to the expected term of the options (5.00% for 1999), no expected forfeiture rate as options are immediately vested at date of grant, an expected stock volatility of 29% and an expected annual dividend yield of $.84 per share for 1999.

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$17.50	10,030	.5 years	$17.50	10,030	$17.50
36.25	2,050	3 years	36.25	2,050	36.25

13. SHAREHOLDERS' EQUITY

Dividends paid by the Company are primarily from dividends received from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of December 31, 2001, approximately $11.4 million of the Bank's retained earnings were available for dividend distribution without prior regulatory approval.

The Company is subject to various regulatory capital requirements that prescribe quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items. The Company's regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2001 and 2000, that the Company meets all capital adequacy requirements imposed by its regulators.

As of December 31, 2001 and 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized Tier I, total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

	2001					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$65,081	16.49%	$31,571	8.00%	N/A	N/A
First United Security Bank	61,761	15.65	31,563	8.00	$39,454	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	60,120	15.23	15,786	4.00	N/A	N/A
First United Security Bank	56,809	14.40	15,782	4.00	23,673	6.00
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	60,120	11.64	15,500	3.00	N/A	N/A
First United Security Bank	56,809	11.06	15,409	3.00	25,681	5.00

	2000					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$66,907	19.02%	$28,146	8.00%	N/A	N/A
First United Security Bank	62,688	16.70	30,037	8.00	$37,546	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	62,436	17.75	14,073	4.00	N/A	N/A
First United Security Bank	57,995	15.45	15,018	4.00	22,528	6.00
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	62,436	12.71	14,740	3.00	N/A	N/A
First United Security Bank	57,995	11.89	14,635	3.00	24,391	5.00

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources.

In addition to net income, changes in other nonowner transactions consist entirely of changes in unrealized gains and losses on securities available for sale and derivative instruments.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the three years ended December 31:

	2001		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains (losses) arising during the period	$ 646,797	$242,549	$ 404,248
Less reclassification adjustments for (gains) losses included in net income	(178,634)	(66,988)	(111,646)
Net change in unrealized gain/(loss) on securities	$ 468,163	$175,561	$ 292,602

	2000		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains (losses) arising during the period	$3,892,298	$1,459,794	$2,432,504
Less reclassification adjustments for (gains) losses included in net income	(15,330)	(5,672)	(9,658)
Net change in unrealized gain/(loss) on securities	$3,876,968	$1,454,122	$2,422,846

	1999		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains (losses) arising during the period	$(6,785,292)	$(2,547,154)	$(4,238,138)
Less reclassification adjustments for (gains) losses included in net income	(533,806)	(197,508)	(336,298)
Net change in unrealized gain/(loss) on securities	$(7,319,098)	$(2,744,662)	$(4,574,436)

14. SEGMENT REPORTING

Under SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, certain information is disclosed for the two reportable operating segments of the Company. The reportable segments were determined using the internal management reporting system. They are composed of the Company's and Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2—Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results for the two reportable segments of the Company are included in the following table.

	2001				
	FUSB	ALC	All Other	Eliminations	Consolidated
			(In thousands)		
Total interest income	$ 38,628	$15,003	$ 256	$ (6,111)	$ 47,776
Total interest expense	18,420	6,111	0	(6,111)	18,420
Net interest income	20,208	8,892	256	0	29,356
Provision for loan losses	911	4,343	0	0	5,254
Net interest income after provision	19,297	4,549	256	0	24,102
Total noninterest income	4,048	345	7,690	(7,353)	4,730
Total noninterest expense	11,940	6,838	1,096	(381)	19,493
Income (loss) before income taxes (tax benefit) and cumulative effect of a change in accounting principle	11,405	(1,944)	6,850	(6,972)	9,339
Provision for income taxes (tax benefit)	3,047	(521)	26	0	2,552
Net income (loss) before cumulative effect of a change in accounting principle	8,358	(1,423)	6,824	(6,972)	6,787
Cumulative effect of a change in accounting principle	(200)	0	0	0	(200)
Income (loss) after a cumulative effect of a change in accounting principle	$ 8,158	$(1,423)	$ 6,824	$ (6,972)	$ 6,587
Other significant items:					
Total assets	$522,201	$80,773	$67,256	$(147,118)	$523,112
Total investment securities	135,732	0	3,110	0	138,842
Total loans, net	340,478	76,435	0	(83,919)	332,994
Investment in subsidiaries	621	0	60,815	(61,436)	0
Total interest income from external customers	32,582	15,003	191	(47,712)	47,776
Total interest income from affiliates	6,111	0	0	(6,111)	0

	2000				
	FUSB	ALC	All Other	Eliminations	Consolidated
			(In thousands)		
Total interest income	$ 39,864	$15,471	$ 242	$ (7,254)	$ 48,323
Total interest expense	18,292	7,254	0	(7,254)	18,292
Net interest income	21,572	8,217	242	0	30,031
Provision for loan losses	225	6,612	0	0	6,837
Net interest income after provision	21,347	1,605	242	0	23,194
Total noninterest income	3,936	777	8,005	(7,835)	4,883
Total noninterest expense	11,780	6,855	1,193	(722)	19,106
Income (loss) before income taxes (tax benefit)	13,503	(4,473)	7,054	(7,113)	8,971
Provision for income taxes (tax benefit)	3,655	(1,497)	35	0	2,193
Net income (loss)	$ 9,848	$(2,976)	$ 7,019	$ (7,113)	$ 6,778
Other significant items:					
Total assets	$509,026	$76,136	$69,345	$(145,342)	$509,165
Total investment securities	144,373	0	3,745	0	148,118
Total loans, net	304,427	71,454	0	(78,940)	296,941
Investment in subsidiaries	2,116	0	62,145	(64,261)	0
Total interest income from external customers	32,610	15,471	238	0	48,319
Total interest income from affiliates	7,254	0	0	(7,254)	0

	1999				
	FUSB	ALC	All Other	Eliminations	Consolidated
			(In thousands)		
Total interest income	$ 34,390	$16,251	$ 173	$ (5,895)	$ 44,919
Total interest expense	15,365	5,895	0	(5,895)	15,365
Net interest income	19,025	10,356	173	0	29,554
Provision for loan losses	153	4,152	0	0	4,305
Net interest income after provision	18,872	6,204	173	0	25,249
Total noninterest income	3,669	1,046	8,353	(8,321)	4,747
Total noninterest expense	11,651	6,591	299	(7)	18,534
Income (loss) before income taxes (tax benefit)	10,890	659	8,227	(8,314)	11,462
Provision for income taxes (tax benefit)	3,027	279	(4)	0	3,302
Net income (loss)	$ 7,863	$ 380	$ 8,231	$ (8,314)	$ 8,160
Other significant items:					
Total assets	$470,889	$79,399	$85,092	$(158,781)	$476,599
Total investment securities	153,946	0	3,928	0	157,874
Total loans, net	279,642	72,695	0	(76,165)	276,172
Investment in subsidiaries	1,241	0	56,215	(57,456)	0
Total interest income from external customers	28,494	16,251	173	0	44,918
Total interest income from affiliates	5,895	0	0	(5,895)	0

15. OTHER OPERATING EXPENSES

Other operating expenses for the years 2001, 2000, and 1999 consist of the following:

	2001	2000	1999
Telephone expense	$ 417,784	$ 492,050	$ 548,122
Amortization of intangibles	449,742	532,664	549,720
Postage, stationery, and supplies	777,182	768,184	762,201
Other	3,966,073	3,135,186	3,163,248
Total	$5,610,781	$4,928,084	$5,023,291

16. OPERATING LEASES

The Company leases office space, data processing, and other equipment under operating leases.

The following is a schedule, by years, of future minimum rental payments required under operating leases having initial or remaining noncancellable terms in excess of one year as of December 31, 2001:

Year ending December 31,	
2002	$304,790
2003	177,314
2004	88,590
2005	38,035
2006	0

Total rental expense under all operating leases was $424,343, $460,268, and $389,519 in 2001, 2000, and 1999, respectively.

17. COMMITMENTS AND CONTINGENCIES

In January 1996, one of the Bank's borrowers filed for bankruptcy in Northern District of New York. In May 1996, the Bankruptcy Court issued a decision on behalf of the Bank compelling the Trustee to start making payments to the Bank. In January 1998, the Trustee filed an adversary proceeding against the Bank halting such payments and seeking recovery of the payments of approximately $1.42 million made to the Bank for the six-year period preceding the bankruptcy filing and back interest on that balance allowable under New York state law. The Bankruptcy Appellate Panel dismissed one element of the adversary claim mentioned above. The remaining elements of the adversary claim still remain pending, and its management's intent to defend itself in this matter. The final outcome of this matter cannot be determined, accordingly, management has not recorded a provision for liability in this case.

The Company is a defendant in other certain claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position or results of operations of the Company.

18. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off–balance sheet risk in the normal course of business to meet the financing needs of its customers and in connection with its interest rate risk management, investing, and trading activities. These financial instruments include commitments to extend credit and standby letters of credit.

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate caps and swap transactions, options written, and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these instruments through credit approvals, limits, and monitoring procedures. The Bank has credit risk on caps for the carrying value plus the amount to replace such contracts in the event of counterparty default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2001, 2000, and 1999, there were no credit losses associated with derivative contracts. At December 31, 2001 and 2000, there were no nonperforming derivative positions.

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit, and others, which are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31,	
	2001	2000
	(In thousands)	
Standby letters of credit	$ 589	$ 6,550
Commitments to extend credit	22,079	24,096

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

At December 31, 2001, there were no outstanding commitments to purchase and sell securities for delayed delivery.

Commitments to purchase securities for delayed delivery require the Bank to purchase a specified security at a specified price for delivery on a specified date. Similarly, commitments to sell securities for delayed delivery require the Bank to sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in security values and interest rates between the commitment and delivery dates.

The Bank's principal objective in holding derivative financial instruments is asset-liability management. The operations of the Bank are subject to a risk of interest rate fluctuations to the extent that there is a difference between the amount of the Bank's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of the Bank's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Bank. To achieve that objective, the Bank uses a combination of derivative financial instruments, including interest rate swaps and caps.

An interest rate swap is an agreement in which two parties agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a specified floating–rate index. Interest rate swaps are used by the Bank to effectively convert floating-rate debt with a one month LIBOR rate index to a fixed rate five year constant maturity treasury index. Interest rate caps and floors are option-like contracts that require the seller to pay the purchaser at specified future dates the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional principal amount. The Bank uses caps purchased to partially hedge against rising interest rates on their floating rate short-term borrowings. The cost of the caps is amortized straight-line over the life of these instruments. The income derived from these instruments is recorded on the accrual basis. The income and amortization from these instruments is recorded in net interest income and resulted in a reduction in net interest income of $129,548, $51,166, and $220,120 in 2001, 2000, and 1999, respectively.

The Company uses interest rate swaps and options, such as caps and floors, to hedge the repricing characteristics of assets or liabilities. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted. There were no cash-flow hedging gains and losses which were reclassified from other comprehensive income to other income as a result of the discontinuance of cash-flow hedges related to certain forecasted transactions that are probable of not occurring.

The following table details various information regarding swaps and caps used for purposes other than trading as of December 31, 2001:

	Notional Amount	Carrying Value	Estimated Fair Value	Weighted Average Rate Received	Weighted Average Rate Paid	Weighted Average Years to Expiration	Weighted Average Repricing Frequency (Days)
	(In thousands)						
Swaps:							
Pay floating, receive floating	$20,000	$ 0	$ 0	5 yr CMT	1 Mth LIBOR	.04	30
Pay fixed, receive floating	17,000	(612)	(612)	1.903%	6.596%	.91	90
	$37,000	$(612)	$(612)				

Swaps and caps acquired for other than trading purposes are used to help reduce the risk of interest rate movements for specific categories of assets and liabilities. At December 31, 2001, such swaps and caps were associated with the following asset or liability categories:

	Notional Amount	Notional Pincipal Associated With: Fixed Rate Debt	Floating Rate Securities	Floating Rate Debt
		(In thousands)		
Swaps:				
Pay floating, receive floating	$20,000	$ 0	$20,000	$ 0
Pay fixed, receive floating	17,000	0	0	17,000
	$37,000	$ 0	$20,000	$17,000

Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the related interest–earning assets or interest–bearing liabilities over the periods covered by the contracts.

All of the Bank's derivative financial instruments are over-the-counter instruments and are not exchange traded. Market values are obtained from the counterparties to each instrument. The Bank only uses other commercial banks as a counterparty to their derivative activity. The Bank performs stress tests and other models to assess risk exposure.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the statement of condition, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance. The Company has not undertaken any steps to value any intangibles.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents: Fair value equals the carrying value of such assets.

Trading securities and investment securities available for sale: Fair values for trading securities and investment securities available for sale are based on quoted market prices.

Accrued interest receivable and payable: Fair value equals the carrying value of these instruments.

Loans, net: For variable rate loans (those repricing within six months) fair values are based on carrying values. Fixed rate commercial loans, other installment loans, and certain real estate mortgage loans were valued using discounted cash flows. The discount rate used to determine the present value of these loans was based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

Derivative instruments: Fair values of the Company's derivative instruments (swaps and caps) are based on values obtained from counterparties, or other quotations received from third parties. The Company's loan commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed rate loans for relatively short periods of time. Because of this policy and the absence of any known credit exposure, the estimated value of the Company's loan commitments is nominal.

Demand and savings deposits: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include noninterest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts.

Time deposits: The fair value of relatively short-term time deposits is equal to their carrying values. Discounted cash flows have been used to value long-term time deposits. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Short-term borrowings: These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase, floating rate borrowings from the Federal Home Loan Bank and the U.S. Treasury Tax and Loan account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

Long–term debt: The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2001 and 2000:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 23,973	$ 23,973	$ 32,458	$ 32,458
Investment securities available for sale	138,842	138,842	148,118	148,118
Trading securities	0	0	3,713	3,713
Accrued interest receivable	4,593	4,593	5,057	5,057
Loans, net	339,584	345,970	303,471	304,172
Derivative instruments	(612)	(612)	68	(459)
Liabilities:				
Deposits	354,815	362,533	338,156	338,735
Short–term borrowings	355	355	1,128	1,128
Long–term debt	95,992	98,276	96,110	95,761

20. UNITED SECURITY BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Statements of Condition

	December 31,	
	2001	2000
ASSETS:		
Cash on deposit	$ 467,507	$ 809,358
Investment in subsidiaries	60,814,599	62,115,474
Investment securities available for sale	3,000,483	3,634,688
Other assets	1,023,855	1,113,842
	$65,306,444	$67,673,362
LIABILITIES:		
Other liabilities	$ 100,234	$ 45,717
SHAREHOLDERS' EQUITY	65,206,210	67,627,645
	$65,306,444	$67,673,362

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statements of Income

	Year Ended December 31,		
	2001	2000	1999
INCOME			
Dividend income, First United Security Bank	$ 8,237,326	$3,284,797	$2,991,994
Interest income	190,934	244,683	179,103
Investment securities gains (losses), net	0	36,500	0
Total income	8,428,260	3,565,980	3,171,097
EXPENSES	335,852	370,348	256,910
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	8,092,408	3,195,632	2,914,187
EQUITY IN UNDISTRIBUTED (DIVIDENDS IN EXCESS OF) INCOME OF SUBSIDIARIES	(1,505,411)	3,582,026	5,245,529
Net income	$ 6,586,997	$6,777,658	$8,159,716

Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,586,997	$ 6,777,658	$ 8,159,716
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed (dividends in excess of) income of subsidiaries	1,505,411	(3,582,026)	(5,245,529)
Amortization of intangibles	57,600	57,600	57,600
Decrease (increase) in other assets	32,388	(31,610)	(12,221)
Increase (decrease) in other liabilities	54,517	13,300	(356,583)
Net cash provided by operating activities	8,236,913	3,234,922	2,602,983
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale (purchase) of investment securities available for sale, net	698,270	315,751	(770,553)
Net cash provided by (used in) investing activities	698,270	315,751	(770,553)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of treasury stock	(5,947,263)	0	0
Proceeds from issuance of common stock	225,733	41,125	509,437
Cash dividends paid	(3,555,504)	(3,284,795)	(3,666,013)
Net cash used in financing activities	(9,277,034)	(3,243,670)	(3,156,576)
INCREASE (DECREASE) IN CASH	(341,851)	307,003	(1,324,146)
CASH AT BEGINNING OF YEAR	809,358	502,355	1,826,501
CASH AT END OF YEAR	$ 467,507	$ 809,358	$ 502,355

21. QUARTERLY DATA (UNAUDITED)

	Years Ended December 31,							
	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)							
Interest income	$11,633	$11,767	$12,034	$12,342	$12,285	$12,162	$11,914	$11,961
Interest expense	4,054	4,506	4,851	5,009	4,911	4,787	4,424	4,170
Net interest income	7,579	7,261	7,183	7,333	7,374	7,375	7,490	7,791
Provision for loan losses	1,457	1,141	1,154	1,503	2,550	1,631	1,530	1,126
Net interest income, after provision for loan losses	6,122	6,120	6,029	5,830	4,824	5,744	5,960	6,665
Noninterest:								
Income	1,151	1,320	1,152	1,107	194	891	2,796	1,003
Expenses	4,976	4,783	5,022	4,712	3,504	4,429	6,325	4,848
Income before income taxes	2,297	2,657	2,159	2,225	1,514	2,206	2,431	2,820
Provision for income taxes	611	751	599	590	400	391	632	770
Net income before cumulative effect of a change in accounting principle	1,686	1,906	1,560	1,635	1,114	1,815	1,799	2,050
Cumulative effect of a change in accounting principle	0	0	0	200	0	0	0	0
Net income after cumulative effect of a change in accounting principle	$ 1,686	$ 1,906	$ 1,560	$ 1,435	$ 1,114	$ 1,815	$ 1,799	$ 2,050
Earnings per common share:								
Basic earnings before cumulative effect of a change in accounting principle	$ .49	$ .55	$ .44	$ .46	$ .32	$ .51	$ .50	$ .57
Basic earnings after cumulative effect of a change in accounting principle	$ .49	$ .55	$ .44	$ .40	$ .32	$ .51	$ .50	$ .57
Diluted earnings before cumulative effect of a change in accounting principle	$ .49	$ .55	$ .44	$ .46	$ .31	$ .51	$ .50	$ .57
Diluted earnings after cumulative effect of a change in accounting principle	$ .49	$ .55	$ .44	$ .40	$ .31	$ .51	$ .50	$ .57

FIRST UNITED SECURITY BANK
BRANCH LOCATIONS

Corporate Office
131 West Front Street
Thomasville, AL 36784
Ph (334) 636-5424

Rosemary Ingram, Mgr.
32451 Highway 43 South
Thomasville, AL 36784
Ph (334) 636-5424

Dana Becton, Mgr.
33445 Highway 43 North
Thomasville, AL 36784
Ph (334) 636-5429

Rick Harvey, Mgr.
Highway 178
Fulton, AL 36446
Ph (334) 636-5474

Rick Harvey, Mgr.
131 Main Street
Grove Hill, AL 36451
Ph (251) 275-4111

Rick Harvey, Mgr.
102 Cobb Street
Grove Hill, AL 36451
Ph (251) 275-4380

Chris Doggett, Mgr.
2101 College Ave.
Jackson, AL 36545
Ph (251) 246-2445

Chris Doggett, Mgr.
208 Commerce Street
Jackson, AL 36545
Ph (251) 246-1505

Chris Doggett, Mgr.
688 Highway 84
Coffeeville, AL 36524
Ph (251) 276-3291

Georgia D3445ozier, Mgr.
305 South Mulberry Ave.
Butler, AL 36904
Ph (205) 459-3011

Sonja Brown, Mgr.
43 Melvin Road
Gilbertown, AL 36908
Ph (251) 843-2211

Willie Dunn, Mgr.
2334 Main Street
Brent, AL 35034
Ph (205) 926-4627

Ken Cottingham, Mgr.
135 Belcher St.
Centreville, AL 35042
Ph (205) 926-4861

Ken Cottingham, Mgr.
554 Walnut St.
Centreville, AL 35042
Ph (205) 926-9955

Billie Hudson, Mgr.
20041 Highway 11
Woodstock, AL 35188
Ph (205) 938-7873

Debbie Tittle, Mgr.
22170 Highway 216
McCalla, AL 35111
Ph (205) 477-4623

Blanton Moore, Mgr.
62 Wheat Street
Harpersville, AL 35078
Ph (205) 672-8752

UNITED SECURITY BANCSHARES, INC.
EXECUTIVE OFFICERS

R. Terry Phillips,
President and CEO of Bancshares and First United Security

William D. Morgan,
Assistant Vice-President and Assistant Secretary of Bancshares and Executive Vice President of First United Security

Larry M. Sellers,
Vice-President and Secretary/Treasurer of Bancshares and Senior Executive Vice President and Chief Administrative Officer of First United Security

Dan R. Barlow,
Assistant Vice-President of Bancshares and Executive Vice President of First United Security

Robert Steen,
Assistant Vice-President and Assistant Treasurer of Bancshares and Executive Vice President and Chief Financial Officer of First United Security

J. Daniel Matheson, III,
Investment Officer of Bancshares and Senior Vice President of First United Security

CORPORATE INFORMATION

COMMON STOCK

United Security Bancshares, Inc. common stock is listed on the NASDAQ SmallCap Market System and is traded under the symbol USBI and Cusip number 911459105. As of March 5, 2002, there were 3,307,067 outstanding shares, 3,653,996 issued shares, and approximately 987 shareholders.

CORPORATE OFFICES

131 West Front Street / P O Box 249
Thomasville, Alabama 36784
Telephone: (334) 636-5424
Internet Address: www.firstusbank.com

FINANCIAL PUBLICATIONS

Form 10-K is the Company's annual report filed with the Securities and Exchange Commission. A copy of this report is available on the SEC's website at www.sec.gov and also by written request to Larry M. Sellers, Secretary, United Security Bancshares, Inc., at the corporate office.

STOCK MARKET INFORMATION

Bancshares has paid cash dividends on its common stock on a quarterly basis in the past three years as follows:

Fiscal Year	Dividends Paid On Common Stock (Per Annum)
1999	$.82
2000	.90
2001	.98

The sales price ranges by quarter are listed as follows:

2000	High	Low
First Quarter	$34.00	$23.00
Second Quarter	33.00	20.50
Third Quarter	33.50	25.38
Fourth Quarter	29.75	20.00

2001	High	Low
First Quarter	$30.50	$20.50
Second Quarter	27.00	19.00
Third Quarter	29.50	26.10
Fourth Quarter	28.62	28.00

LEGAL COUNSEL

Maynard, Cooper & Gale, P. C.
1901 Sixth Avenue North
Suite 2400 AmSouth/Harbert Plaza
Birmingham, Alabama 35203

AUDITORS

The firm of Arthur Andersen, LLP, Birmingham, Alabama, served as the independent public accountant for the Company in 2001.

TRANSFER AND PAYING AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: 1-800-368-5948

MARKET MAKERS

Legg Mason Wood Walker, Inc.
P O Box 1866 / 5 Dauphin Street
Mobile, Alabama 36633
Telephone: 1-800-225-9236

Ryan, Beck & Co.
220 South Orange Avenue
Livingston, New Jersey 07039
Telephone: (973) 597-5875

Sterne, Agee & Leach, Inc.
P O Box 2087, Mobile, Alabama 36652
4300 Downtowner Loop N
Mobile, Alabama 36609
Telephone: 1-800-848-8572

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784
Telephone: 334-636-5424
www.firstusbank.com